B2GOLD CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the quarter ended September 30, 2021

This Management’s Discussion and Analysis (“MD&A”) has been prepared as at November 2, 2021 and contains certain "forward-looking information" and “forward-looking statements” under Canadian and United States securities laws, respectively ("forward-looking statements"). All statements included herein, other than statements of historical fact, including without limitation statements regarding potential mineralization, exploration results and future plans, production and objectives of B2Gold Corp. (the “Company” or “B2Gold”), are forward-looking statements that involve various risks, uncertainties and assumptions. See the “Cautionary Statement on Forward-Looking Information” section. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements as a result of a number of factors, including those set out in “Risks and Uncertainties.”
The following discussion of the operating results and financial position of the Company should be read in conjunction with the unaudited condensed interim consolidated financial statements and the notes thereto of the Company for the three and nine months ended September 30, 2021 and the audited consolidated financial statements and the notes thereto of the Company for the year ended December 31, 2020. The unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting of the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). All amounts are expressed in United States dollars, unless otherwise stated. All production results and the Company's guidance presented in this MD&A reflect total production at the mines the Company operates on a 100% basis. Following the sale of La Libertad and El Limon to Calibre Mining Corp. ("Calibre") on October 15, 2019, production from these mines is presented on an approximate 33% basis representing the Company’s indirect ownership interest in the Nicaraguan operations through its equity investment in Calibre (subject to reduction if B2Gold’s interest in Calibre dilutes).

Additional information related to B2Gold, including our Annual Information Form, is available on the Company's website www.b2gold.com and on SEDAR at www.sedar.com.

OVERVIEW
B2Gold is a Vancouver-based gold producer with three operating mines: the Fekola Mine in Mali, the Masbate Mine in the Philippines and the Otjikoto Mine in Namibia. The Company also has a 50% interest in the Gramalote Project in Colombia. In addition, the Company has a portfolio of other evaluation and exploration projects in Mali, Namibia, Uzbekistan and Finland.
COVID-19
The Company continues to address the COVID-19 pandemic and minimize its potential impact at its operations. The Company places the safety and well-being of its workforce and all stakeholders as its highest priority and continues to encourage input from all its stakeholders as the COVID-19 situation evolves. The Company continues to implement measures and precautionary steps to manage and respond to the risks associated with COVID-19 to ensure the safety of the Company's employees, contractors, suppliers and surrounding communities where the Company works while continuing to operate. The Company is continually updating these plans and response measures based on the safety and well-being of its workforce, the severity of the pandemic in areas where it operates, global response measures, government restrictions and extensive community consultation. The Company is working closely with national and local authorities, including labour unions, and continues to closely monitor each site's situation, including public and employee sentiment to ensure that stakeholders are in alignment with continued safe operation of its mines.

Summary

Consolidated gold revenue for the third quarter of 2021 was $511 million on sales of 286,650 ounces at an average realized gold price of $1,782 per ounce, compared to $487 million on sales of 253,200 ounces at an average realized gold price of $1,924 per ounce in the third quarter of 2020. The increase in gold revenue of 5% ($24 million) was 13% attributable to an increase in gold ounces sold (mainly due to the higher gold production and timing of gold shipments), partially offset by an 8% impact from the decrease in the average realized gold price. Consolidated gold revenue for the first nine months of 2021 was $1.2 billion on sales of 689,051 ounces at an average realized gold price of $1,794 per ounce compared to $1.3 billion on sales of 749,800 ounces at an average realized gold price of $1,746 per ounce in the first nine months of 2020. The decrease in gold revenue of 6% ($73 million) was attributable to a decrease in gold ounces sold mainly due to the lower gold production and timing of gold shipments.

Total gold production in the third quarter of 2021 was 310,261 ounces (including 14,538 ounces of attributable production from Calibre), above budget by 7% (20,871 ounces) and consolidated gold production from the Company’s three operating mines was 295,723 ounces, above budget by 7% (20,083 ounces) as a result of solid performances from the Company’s three mines, with each mine exceeding its budgeted production for the third quarter of 2021 (refer to "Review of Mining Operations and Development Projects" section below). Both the Fekola and Otjikoto mines achieved record quarterly gold production in the third quarter of 2021. As planned, with increased throughput at the Fekola mill together with the completion of the significant waste stripping campaigns at both the Fekola and Otjikoto mines in the first half of 2021 (Phase 5 and Phase 6 of the Fekola Pit, and Phase 3 of the Wolfshag and Otjikoto pits), consolidated gold production in the third quarter of 2021 increased significantly by 19% (46,990 ounces) compared to the third quarter of 2020 as mining at Fekola reached the higher-grade zones of the Fekola Pit and mining at Otjikoto reached the higher-grade zone at the base of the Wolfshag Pit. Consolidated gold production also increased significantly by 50% (98,343 ounces) over the second quarter of 2021. For the first nine months of 2021, total gold production was 742,517 ounces (including 43,771 ounces of attributable production from Calibre), above budget by 7% (49,682 ounces), and 4% (27,751 ounces) lower than the first nine months of 2020 due to the focus on waste stripping at Fekola and Otjikoto in the first half of 2021. Consolidated gold production from the Company’s three operating mines was 698,746 ounces in the first nine months of 2021, above budget by 7% (47,161 ounces).

For the third quarter of 2021, consolidated cash operating costs1 were $418 per gold ounce produced ($456 per gold ounce sold), in-line with both the budget of $416 per gold ounce produced and the third quarter of 2020 consolidated cash operating cost of $411 per gold ounce produced. Including estimated attributable results for Calibre, cash operating costs for the third quarter of 2021 were $445 per gold ounce produced ($482 per gold ounce sold), in-line with both the budget of $442 per gold ounce produced and the third quarter of 2020 cash operating cost of $435 per gold ounce produced. Cash operating costs per ounce produced for the third quarter of 2021 were in-line with budget and the third quarter of 2020 as a result of offsetting factors. The impact of the strong operating results from all of the Company's operations with above budget gold production was offset by higher fuel costs, stronger local currencies and the higher than budgeted processing of lower grade material at the Fekola Mine as Fekola’s low-grade stockpiles were used to provide additional unbudgeted mill feed required as a result of higher than budgeted processed tonnes. For the first nine months of 2021, consolidated cash operating costs were $532 per gold ounce produced ($544 per gold ounce sold), in-line with the budget of $545 per gold ounce produced and, as expected, $144 (37%) per gold ounce produced higher than the first nine months of 2020. Including estimated attributable results for Calibre, cash operating costs for the first nine months of 2021 were $556 per gold ounce produced ($568 per gold ounce sold), in-line with the budget of $570 per gold ounce produced and, as expected, $151 (37%) per gold ounce produced higher than the first nine months of 2020. Cash operating costs per ounce produced for the first nine months of 2021 were in-line with budget as a result of the offsetting factors described above. Cash operating costs for the first nine months of 2021 were higher than the first nine months of 2020 due to the planned lower production as discussed above and higher input costs in the first nine months of 2021 resulting from higher period stripping activities, higher fuel costs and higher import duties.

1 “Cash operating costs” is a non-IFRS measure; for a description of how we calculate this measure and a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”

The Company is experiencing cost inflation pressure across all sites which is impacting input prices including reagents, fuel and consumables. The Company is actively managing these cost increases through long-term contracts, hedging of fuel and reductions in consumption where possible.

Consolidated all-in sustaining costs2 for the third quarter of 2021 were $777 per gold ounce sold compared to budget of $766 per gold ounce sold and $766 per gold ounce sold for the third quarter of 2020. Including estimated attributable results for Calibre, all-in sustaining costs for the third quarter of 2021 were $795 per gold ounce sold compared to budget of $781 per gold ounce sold and $785 per gold ounce sold for the third quarter of 2020. Consolidated all-in sustaining costs for the first nine months of 2021 were $887 per gold ounce sold compared to budget of $936 per gold ounce sold and $726 per gold ounce sold for the first nine months of 2020. Including estimated attributable results for Calibre, all-in sustaining costs for the first nine months of 2021 were $900 per gold ounce sold compared to budget of $945 per gold ounce sold and $740 per gold ounce sold for the first nine months of 2020. All-in sustaining costs in the third quarter of 2021 and first nine months of 2021 were in-line with budget and reflect offsetting factors including the cash operating costs described above, higher than budgeted gold ounces sold, higher than budgeted gains on settled fuel derivatives and lower than budgeted sustaining capital expenditures. The lower than budgeted sustaining capital expenditures were primarily the result of timing of expenditures and are expected to be incurred in the fourth quarter of 2021. The Company expects total sustaining capital expenditures for full-year 2021 to be approximately $10 million higher than budgeted as noted in the Review of Mining Operations and Development Projects section below.

For full-year 2021, based on strong production performance in the first nine months of 2021, B2Gold has increased its total gold production guidance to between 1,015,000 and 1,055,000 ounces (including 50,000 to 60,000 attributable ounces projected from Calibre) (original guidance was between 970,000 and 1,030,000 ounces). For full-year 2021, the Company’s total consolidated cash operating costs are expected to be in the guidance range of between $500 and $540 per ounce and total consolidated all-in sustaining costs are expected to be at the upper end of the guidance range of $870 to $910 per ounce. The Company is still forecasting to meet its total consolidated cost per ounce guidance ranges even in the current inflationary cost environment, reflecting how well the Company's operating mines and their management teams have performed and continue to perform in 2021. The Company expects total sustaining and non-sustaining capital expenditures for full-year 2021 to be approximately $20 million higher than budgeted as noted in the Review of Mining Operations and Development Projects section below.

Net income for the third quarter of 2021 was $135 million compared to $277 million for the third quarter of 2020. For the third quarter of 2021, the Company generated net income attributable to the shareholders of the Company of $123 million ($0.12 per share) compared to $263 million ($0.25 per share) in the third quarter of 2020. Adjusted net income attributable to the shareholders of the Company3 for the third quarter of 2021 was $123 million ($0.12 per share) compared to $161 million ($0.15 per share) in the third quarter of 2020. For the first nine months of 2021, the Company generated net income of $308 million compared to a net income of $498 million in the first nine months of 2020 including net income attributable to the shareholders of the Company of $283 million ($0.27 per share) in the first nine months of 2021 compared to $460 million ($0.44 per share) in the first nine months of 2020. Adjusted net income attributable to the shareholders of the Company for the first nine months of 2021 was $272 million ($0.26 per share) compared to adjusted net income of $368 million ($0.35 per share) in the first nine months of 2020.

Cash flow provided by operating activities was $320 million in the third quarter of 2021 compared to $300 million in the third quarter of 2020, an increase of $20 million. The increase was mainly due to higher inflows from value-added tax receivables in the third quarter of 2021. Cash flow provided by operating activities was $458 million in the first nine months of 2021 compared to $754 million in the first nine months of 2020, a decrease of $296 million due mainly to lower revenues of $73 million, higher production costs of $81 million and higher non-cash working capital outflows in the first nine months of 2021, most significantly for value-added tax receivables and current income and other taxes payables. Cash income tax payments in the first nine months of 2021 totalled $234 million, including approximately $140 million related to 2020 outstanding tax liability obligations (comprised mainly of Fekola outstanding 2020 tax liabilities of $75 million and Fekola 2020 priority dividend obligations of $46 million). Based on current assumptions, including an average gold price of $1,800 per ounce for 2021, the Company is forecasting to make total cash income tax payments in 2021 of approximately $380 million, including the $140 million related to 2020 outstanding tax liability obligations discussed above.

B2Gold continues to maintain a strong financial position and liquidity. At September 30, 2021, the Company had cash and cash equivalents of $547 million (December 31, 2020 - $480 million) and working capital of $683 million (December 31, 2020 - $465 million). At September 30, 2021, the full amount of the Company's $600 million revolving credit facility ("RCF") was undrawn and available.

On February 23, 2021, the Board declared a cash dividend for the first quarter of 2021 of $0.04 per common share, which was paid on March 16, 2021 to shareholders of record as of March 8, 2021. On June 11, 2021, the Board declared a cash dividend for the second quarter of 2021 of $0.04 per common share, which was paid on June 30, 2021 to shareholders of record as of June 22, 2021. On September 10, 2021, the Board declared a cash dividend for the third quarter of 2021 of $0.04 per common share, which was paid on September 29, 2021 to shareholders of record as of September 22, 2021. The declaration and
2 “All-in sustaining costs” is a non-IFRS measure; for a description of how we calculate this measure and a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”
3 “Adjusted net income attributable to shareholders of the Company” is a non-IFRS measure; for a description of how we calculate this measure and a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”

payment of future quarterly dividends remains at the discretion of the Board and will depend on the Company's financial results, cash requirements, future prospects and other factors deemed relevant by the Board.

The Company, through its Malian subsidiary Menankoto SARL ("Menankoto"), is currently involved in a dispute with the Malian Government related to renewal of the Menankoto exploration permit (the "Menankoto Permit") which it had applied for a renewal of in early February 2021. The Company strongly believes that Menankoto is entitled to a one-year renewal of the Menankoto Permit under applicable law. After discussions with the Malian Government were not ultimately successful in resolving the situation, on June 24, 2021 the Company announced that it had formally commenced arbitration proceedings against the Republic of Mali. The arbitration has been commenced pursuant to the arbitration clause set out in the Menankoto mining convention (the “Convention”) governed by the 2012 Malian Mining Code (“2012 Mining Code”), on the basis that the Republic of Mali breached its obligations under the Convention and under the 2012 Mining Code. Based on the terms of the Convention, the arbitration will be conducted by the International Centre for Settlement of Investment Disputes in Paris, France. In addition to pursuing arbitration under the Convention, the Company may pursue, as required, all other available legal remedies. Notwithstanding the commencement of arbitration proceedings, the Company is committed to continuing its ongoing discussions with the Malian Government to resolve the issue and remains optimistic that the renewal dispute can be resolved over the course of the next few months. Since the Company commenced its investment in Mali, B2Gold has always enjoyed a positive and mutually beneficial relationship with the Government of Mali. Most recently, B2Gold partnered with the Government of Mali to assist the people of Mali facing challenges created by the COVID-19 pandemic, as well as its impact on the mining sector. B2Gold continues to explore additional ways in which it might help the Government and local communities deal with the impact of the pandemic. We believe that continued exploration success in Mali has the potential to deliver significant production upside in both the near term and over the longer term.

The operations at the Fekola Mine, which is situated on a separate mining licence 20 kilometres from the Menankoto Permit and is now projected to produce 560,000 to 570,000 ounces of gold in 2021, continue normally and have not been impacted by the dispute relating to the Menankoto Permit. In addition, the Fekola Mine has not included the Mineral Resources from the Anaconda area (comprised of the Menankoto Permit and the Bantako North permit) in the current Fekola life of mine plan. The Bantako North permit area (wholly owned and which permit was recently renewed for an additional 3-year term) contains a significant portion of the Mamba deposit saprolite material and remains open. Preliminary planning by the Company has demonstrated that a pit situated on the Bantako North permit area could provide saprolite material for at least 1.5 to 2 years to feed the Fekola mill commencing in 2022 subject to obtaining all necessary permits and completion of a final mine plan. This additional feed to the Fekola mill would benefit all stakeholders, including the State of Mali, B2Gold’s 20% partner at the Fekola Mine.

On October 25, 2021, the Company announced that it had entered into a binding agreement with West African Resources Limited (“WAF”) (the “Kiaka Agreement”), pursuant to which B2Gold has agreed to sell to WAF 100% of the issued and outstanding shares of Volta Resources (Cayman) Inc., the holder of an 81% interest in the Kiaka gold project located in Burkina Faso (the “Kiaka Project”). Under the terms of the Kiaka Agreement, B2Gold will receive the following consideration (the “Kiaka Transaction”):
•cash payment of $0.45 million paid on execution of the Kiaka Agreement;
•$45 million payable on closing of the Kiaka Transaction, comprised of 50% cash and 50% in WAF ordinary shares;
•$45 million payable on the earlier of (i) commencement of construction at the Kiaka Project (provided such date will be a minimum of 6 months from the date of the Kiaka Agreement), (ii) completion of a positive feasibility study at the Kiaka Project, and (iii) October 25, 2022, in cash or WAF ordinary shares, at B2Gold’s option but subject to any required WAF shareholder approval to issue WAF ordinary shares; and
•2.7% net smelter return (“NSR”) royalty interest on the first 2.5 million ounces of gold produced at the Kiaka Project, and a 0.45% NSR royalty interest on the next 1.5 million ounces of gold produced at the Kiaka Project.

The closing of the Kiaka Transaction is subject to certain customary conditions, including completion of a transaction between WAF and GAMS-Mining F&I Ltd. (“GAMS”) pursuant to which WAF will acquire GAMS’ 9% interest in the Kiaka Project, and completion of the transaction under the Amended Toega Agreement (as defined below). The parties expect the Kiaka Transaction to be completed by the end of November 2021.

In addition, B2Gold has entered into an amended and restated purchase agreement with WAF and GAMS (the “Amended Toega Agreement”), pursuant to which B2Gold has now agreed to sell to WAF 100% of the shares of Kiaka Gold SARL, the holder of the Toega gold project located in Burkina Faso (the “Toega Project”)(the original transaction was structured as a sale of assets comprising the Toega Project) and GAMS will sell its 10% beneficial interest in the Toega Project. B2Gold holds a 90% beneficial interest in the Toega Project with GAMS holding the remaining 10%. Under the terms of the Amended Toega Agreement, B2Gold will receive a cash payment of $18 million ($9 million of which has been received), and on the first 1.5 million ounces of gold produced at the Toega Project, a 2.7% NSR royalty until such time as the royalty payments total $22.5 million and thereafter a 0.45% NSR royalty interest (the “Toega Transaction”). The closing of the Toega Transaction is subject to certain customary conditions. The parties expect the Toega Transaction to be completed by the end of November 2021.

REVIEW OF FINANCIAL RESULTS
Selected Quarterly Financial and Operating Results

	Three months ended		Nine months ended
	September 30,		September 30,
	2021	2020	2021	2020

Gold revenue ($ in thousands)	510,859	487,166	1,236,151	1,309,403
Net income ($ in thousands)	134,871	277,039	307,685	498,008
Earnings per share – basic(1) ($/ share)	0.12	0.25	0.27	0.44
Earnings per share – diluted(1) ($/ share)	0.12	0.25	0.27	0.44
Cash provided by operating activities ($ thousands)	320,283	300,006	457,821	753,955
Average realized gold price ($/ ounce)	1,782	1,924	1,794	1,746
Adjusted net income(1)(2) ($ in thousands)	122,750	161,183	271,606	368,162
Adjusted earnings per share(1)(2) – basic ($)	0.12	0.15	0.26	0.35
Excluding equity investment in Calibre:
Gold sold (ounces)	286,650	253,200	689,051	749,800
Gold produced (ounces)	295,723	248,733	698,746	738,939
Cash operating costs(2) ($/ gold ounce sold)	456	414	544	391
Cash operating costs(2) ($/ gold ounce produced)	418	411	532	388
Total cash costs(2) ($/ gold ounce sold)	572	547	666	512
All-in sustaining costs(2) ($/ gold ounce sold)	777	766	887	726
Including equity investment in Calibre:
Gold sold (ounces)	301,153	268,539	732,986	780,991
Gold produced (ounces)	310,261	263,813	742,517	770,268
Cash operating costs(2) ($/ gold ounce sold)	482	437	568	409
Cash operating costs(2) ($/ gold ounce produced)	445	435	556	405
Total cash costs(2) ($/ gold ounce sold)	596	567	687	527
All-in sustaining costs(2) ($/ gold ounce sold)	795	785	900	740
(1) Attributable to the shareholders of the Company.
(2) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.
Third quarter 2021 and 2020
Revenue
Consolidated gold revenue for the third quarter of 2021 was $511 million on sales of 286,650 ounces at an average realized gold price of $1,782 per ounce, compared to $487 million on sales of 253,200 ounces at an average realized gold price of $1,924 per ounce in the third quarter of 2020. The increase in gold revenue of 5% ($24 million) was 13% attributable to an increase in gold ounces sold (mainly due to the higher gold production and timing of gold shipments), partially offset by an 8% impact from the decrease in the average realized gold price.

In the third quarter of 2021, the Fekola Mine accounted for $288 million (third quarter of 2020 - $309 million) of gold revenue from the sale of 161,550 ounces (third quarter of 2020 - 159,800 ounces), the Masbate Mine accounted for $118 million (third quarter of 2020 - $89 million) of gold revenue from the sale of 66,300 ounces (third quarter of 2020 - 46,900 ounces) and the Otjikoto Mine accounted for $105 million (third quarter of 2020 - $89 million) of gold revenue from the sale of 58,800 ounces (third quarter of 2020 - 46,500 ounces).

Production and operating costs
Total gold production in the third quarter of 2021 was 310,261 ounces (including 14,538 ounces of attributable production from Calibre), above budget by 7% (20,871 ounces) and consolidated gold production from the Company’s three operating mines was 295,723 ounces, above budget by 7% (20,083 ounces) as a result of solid performances from the Company’s three mines, with each mine exceeding its budgeted production for the third quarter of 2021 (refer to "Review of Mining Operations and Development Projects" section below). Both the Fekola and Otjikoto mines achieved record quarterly gold production in the third quarter of 2021. As planned, with increased throughput at the Fekola mill together with the completion of the significant waste stripping campaigns at both the Fekola and Otjikoto mines in the first half of 2021 (Phase 5 and Phase 6 of the Fekola Pit, and

Phase 3 of the Wolfshag and Otjikoto pits), consolidated gold production in the third quarter of 2021 increased significantly by 19% (46,990 ounces) compared to the third quarter of 2020 as mining at Fekola reached the higher-grade zones of the Fekola Pit and mining at Otjikoto reached the higher-grade zone at the base of the Wolfshag Pit. Consolidated gold production also increased significantly by 50% (98,343 ounces) over the second quarter of 2021.

For the third quarter of 2021, consolidated cash operating costs (refer to "Non-IFRS Measures") were $418 per gold ounce produced ($456 per gold ounce sold), in-line with both the budget of $416 per gold ounce produced and the third quarter of 2020 consolidated cash operating cost of $411 per gold ounce produced. Including estimated attributable results for Calibre, cash operating costs for the third quarter of 2021 were $445 per gold ounce produced ($482 per gold ounce sold), in-line with both the budget of $442 per gold ounce produced and the third quarter of 2020 cash operating cost of $435 per gold ounce produced. Cash operating costs per ounce produced for the third quarter of 2021 were in-line with budget and the third quarter of 2020 as a result of offsetting factors. The impact of the strong operating results from all of the Company's operations with above budget gold production was offset by higher fuel costs, stronger local currencies and the higher than budgeted processing of lower grade material at the Fekola Mine as Fekola’s low-grade stockpiles were used to provide additional unbudgeted mill feed required as a result of higher than budgeted processed tonnes.

The Company is experiencing cost inflation pressure across all sites which is impacting input prices including reagents, fuel and consumables. The Company is actively managing these cost increases through long-term contracts, hedging of fuel and reductions in consumption where possible.

Consolidated all-in sustaining costs (refer to "Non-IFRS Measures") for the third quarter of 2021 were $777 per gold ounce sold compared to budget of $766 per gold ounce sold and $766 per gold ounce sold for the third quarter of 2020. Including estimated attributable results for Calibre, all-in sustaining costs for the third quarter of 2021 were $795 per gold ounce sold compared to budget of $781 per gold ounce sold and $785 per gold ounce sold for the third quarter of 2020. All-in sustaining costs in the third quarter of 2021 were in-line with budget and reflect offsetting factors including the cash operating costs described above, higher than budgeted gold ounces sold, higher than budgeted gains on settled fuel derivatives and lower than budgeted sustaining capital expenditures. The lower than budgeted sustaining capital expenditures were primarily the result of timing of expenditures and are expected to be incurred in the fourth quarter of 2021.
Depreciation and depletion
Depreciation and depletion expense included in total cost of sales was $112 million in the third quarter of 2021 compared to $77 million in the third quarter of 2020. The 45% increase in depreciation expense was primarily due to a 28% increase in the depreciation charge per ounce of gold sold and a 13% increase in the gold ounces sold. The increase in the depreciation charge per gold ounce sold was a result of the reduction of the depreciable recoverable ounces for the mines and an increase in costs to be depreciated for the Masbate and Fekola mines. The Masbate Mine's depreciable cost base increased due to the impairment reversal recorded at September 30, 2020 while the Fekola Mine's depreciable cost base increased due to the Fekola mill expansion and solar plant.

Royalties and production taxes
Royalties and production taxes included in total cost of sales were $33 million for the third quarter of 2021 compared to $34 million for the third quarter of 2020. The 3% decrease in royalties and production taxes compared to the third quarter of 2020 resulted from a 7% decrease in the gold price realized in the third quarter of 2021 partially offset by a 13% increase in gold ounces sold and a higher sales mix in the third quarter of 2021 compared to the third quarter of 2020 from the Masbate and Otjikoto mines which are at a lower royalty rate.
Other
General and administrative (“G&A”) costs relate primarily to the Company’s head office in Vancouver, the Bamako office in Mali, the Makati office in the Philippines and the Windhoek office in Namibia. G&A for the third quarter of 2021 was $10 million which was $2 million higher than the third quarter of 2020. The higher G&A in the third quarter of 2021 resulted from the return to normal levels of activity due to the lifting of COVID-19 restrictions which were in place in the third quarter of 2020 and higher bank charges.
Share-based payment expense for the third quarter of 2021 was $6 million, which was $2 million higher than the third quarter of 2020 resulting from the partial vesting of 19 million stock options granted in the second quarter of 2021.
During the third quarter of 2020, the Company identified a higher sustained long-term gold price as an indicator of impairment reversal for the Masbate Mine resulting in a net impairment reversal of $122 million (pre-tax $174 million impairment reversal less $52 million deferred tax expense).
During the third quarter of 2020, the Company wrote off $11 million of non-core exploration stage properties in Mali, Burkina Faso, Botswana and Ghana as the decision was made not to proceed further with these exploration stage mineral property interests.

For the third quarter of 2021, the Company's estimate of its share of Calibre's net income based on publicly available information was $4 million. Calibre will report its third quarter of 2021 financial results on November 3, 2021. The Company will update any differences in the fourth quarter of 2021. The Company held approximately 33% of the total issued and outstanding Calibre common shares and the Company's investment in Calibre had a market value of $118 million at September 30, 2021.
The Company reported $3 million in foreign exchange losses for the third quarter of 2021 compared to foreign exchange losses of $4 million for the third quarter of 2020. The foreign exchange losses for the third quarter of 2021 resulted from the strengthening of the local currency in Mali and Namibia versus the US dollar including the impact of foreign currency denominated working capital balances.
The Company reported $3 million in interest and financing expense during the third quarter of 2021 in-line with the third quarter of 2020.
For the third quarter of 2021, the Company recorded derivative gains of $5 million compared to losses of $1 million in the third quarter of 2020. The gains were driven by fuel forward contracts slightly offset by losses from the interest rate swap derivative instruments and consisted of net unrealized gains of $3 million (Q3 2020 - net unrealized gains of $1 million) and realized gains of $2 million (Q3 2020 - realized losses of $2 million).

For the third quarter of 2021, the Company recorded a net current income and other tax expense of $83 million compared to $85 million in the third quarter of 2020, consisting of current income tax of $69 million (Q3 2020 - $70 million), the 10% priority dividend to the State of Mali of $12 million (Q3 2020 - $15 million) and withholding tax (on intercompany dividends/management fees) of $2 million (Q3 2020 - $0 million). The priority dividend is accounted for as an income tax in accordance with IAS 12, Income Taxes. Compared to the third quarter of 2020, current tax expense in the third quarter of 2021 was lower mainly as a result of lower taxable income in the third quarter of 2021 as compared to the third quarter of 2020 and a reduction in the corporate tax rate for the Masbate Mine in the third quarter of 2021 compared to the third quarter of 2020. On March 26, 2021, RA No. 11534, otherwise known as the CREATE bill, was signed into law which reduced the corporate income tax rate to 25% beginning July 1, 2020 for domestic corporations and resident foreign corporations while January 1, 2021 for non-resident foreign corporations. Withholding tax for the third quarter of 2021 increased $2 million compared to the third quarter of 2020 due to the declaration of intercompany dividends in the third quarter of 2021. For the third quarter of 2021, the Company recorded a deferred income tax expense of $3 million compared to a deferred income tax expense of $62 million in the third quarter of 2020. The lower deferred income tax expense in the third quarter of 2021 compared to the third quarter of 2020 resulted from a $52 million deferred tax expense recorded in connection with impairment reversal for the Masbate Mine in the third quarter of 2020. The deferred income tax expense in the third quarter of 2021 compared to the third quarter of 2020 reflected a weakening of the local currencies in Mali and Namibia in 2021 which was offset by reduced deferred income tax expense in 2021 from future withholding taxes.

Net income for the third quarter of 2021 was $135 million compared to $277 million for the third quarter of 2020. For the third quarter of 2021, the Company generated net income attributable to the shareholders of the Company of $123 million ($0.12 per share) compared to $263 million ($0.25 per share) in the third quarter of 2020. Adjusted net income attributable to the shareholders of the Company (refer to “Non-IFRS Measures”) for the third quarter of 2021 was $123 million ($0.12 per share) compared to $161 million ($0.15 per share) in the third quarter of 2020. Adjusted net income in the third quarter of 2021 excluded unrealized gains on derivative instruments of $3 million and a deferred income tax expense of $2 million.

Cash flow provided by operating activities was $320 million in the third quarter of 2021 compared to $300 million in the third quarter of 2020, an increase of $20 million. The increase was mainly due to higher inflows of value added tax receivables in the third quarter of 2021. Based on current assumptions, including an average gold price of $1,800 per ounce for 2021, the Company is forecasting to make total cash income tax payments in 2021 of approximately $380 million, including the $140 million related to 2020 outstanding tax liability obligations discussed above.

B2Gold continues to maintain a strong financial position and liquidity. At September 30, 2021, the Company had cash and cash equivalents of $547 million (December 31, 2020 - $480 million) and working capital of $683 million (December 31, 2020 - $465 million). At September 30, 2021, the full amount of the Company's $600 million RCF was undrawn and available.

Year to date results
Revenue
Consolidated gold revenue for the first nine months of 2021 was $1.2 billion on sales of 689,051 ounces at an average realized gold price of $1,794 per ounce compared to $1.3 billion on sales of 749,800 ounces at an average realized gold price of $1,746 per ounce in the first nine months of 2020. The decrease in gold revenue of 6% ($73 million) was attributable to a decrease in gold ounces sold mainly due to the lower gold production and timing of gold shipments.

In the first nine months of 2021, the Fekola Mine accounted for $712 million (first nine months of 2020 - $835 million) of gold revenue from the sale of 396,750 ounces (first nine months of 2020 - 477,300 ounces), the Masbate Mine accounted for $326 million (first nine months of 2020 - $239 million) of gold revenue from the sale of 181,641 ounces (first nine months of 2020 - 137,300 ounces) and the Otjikoto Mine accounted for $198 million (first nine months of 2020 - $236 million) of gold revenue from the sale of 110,660 ounces (first nine months of 2020 - 135,200 ounces).

Production and operating costs

For the first nine months of 2021, total gold production was 742,517 ounces (including 43,771 ounces of attributable production from Calibre), above budget by 7% (49,682 ounces), and 4% (27,751 ounces) lower than the first nine months of 2020 due to the focus on waste stripping at Fekola and Otjikoto in the first half of 2021. Consolidated gold production from the Company’s three operating mines was 698,746 ounces in the first nine months of 2021, above budget by 7% (47,161 ounces).

For the first nine months of 2021, consolidated cash operating costs were $532 per gold ounce produced ($544 per gold ounce sold), in-line with the budget of $545 per gold ounce produced and, as expected, $144 (37%) per gold ounce produced higher than the first nine months of 2020. Including estimated attributable results for Calibre, cash operating costs for the first nine months of 2021 were $556 per gold ounce produced ($568 per gold ounce sold), in-line with the budget of $570 per gold ounce produced and, as expected, $151 (37%) per gold ounce produced higher than the first nine months of 2020. Cash operating costs per ounce produced for the first nine months of 2021 were in-line with budget as a result of the offsetting factors described above. Cash operating costs for the first nine months of 2021 were higher than the first nine months of 2020 due to the planned lower production as discussed above and higher input costs in the first nine months of 2021 resulting from higher period stripping activities, higher fuel costs and higher import duties.

The Company is experiencing cost inflation pressure across all sites which is impacting input prices including reagents, fuel and consumables. The Company is actively managing these cost increases through long-term contracts, hedging of fuel and reductions in consumption where possible.

Consolidated all-in sustaining costs (refer to "Non-IFRS Measures") for the first nine months of 2021 were $887 per gold ounce sold compared to budget of $936 per gold ounce sold and $726 per gold ounce sold for the first nine months of 2020. Including estimated attributable results for Calibre, all-in sustaining costs for the first nine months of 2021 were $900 per gold ounce sold compared to budget of $945 per gold ounce sold and $740 per gold ounce sold for the first nine months of 2020. All-in sustaining costs for the first nine months of 2021 were in-line with budget and reflect offsetting factors including the cash operating costs described above, higher than budgeted gold ounces sold, higher than budgeted gains on settled fuel derivatives and lower than budgeted sustaining capital expenditures. The lower than budgeted sustaining capital expenditures were primarily the result of timing of expenditures and are expected to be incurred in the fourth quarter of 2021. The Company expects total sustaining capital expenditures for full-year 2021 to be approximately $10 million higher than budgeted as noted in the Review of Mining Operations and Development Projects section below.

Depreciation and depletion

Depreciation and depletion expense included in total cost of sales was $256 million for the first nine months of 2021 compared to $223 million in the first nine months of 2020. The 15% increase in depreciation expense was due to a 25% increase in the depreciation charge per gold ounce sold partially offset by an 8% decrease in the gold ounces sold. The increase in the depreciation charge per gold ounce sold was a result of the reduction of the depreciable recoverable ounces for the mines and an increase in costs to be depreciated for the Masbate and Fekola mines. The Masbate Mine's depreciable cost base increased due to the impairment reversal recorded at September 30, 2020 while the Fekola Mine's depreciable cost base increased due to the Fekola mill expansion and solar plant.

Royalties and production taxes
Royalties and production taxes included in total cost of sales were $84 million for the first nine months of 2021 compared to $91 million in the first nine months of 2020. The 7% decrease in royalties and production taxes resulted mainly from an 8% decrease in gold ounces sold partially offset by a 3% increase in the gold price realized in the first nine months of 2021 compared to the first nine months of 2020.
Other
G&A for the first nine months of 2021 was $31 million, which was $4 million higher than the first nine months of 2020. The higher G&A in the first nine months of 2021 resulted from higher insurance premiums and bank charges in the first nine months of 2021 and the return to normal levels of activity due to the lifting of COVID-19 restrictions.

Share-based payment expense for the first nine months of 2021 was $16 million, which was in-line with the first nine months of 2020.

During the first nine months of 2020, the Company identified a higher sustained long-term gold price as an indicator of impairment reversal for the Masbate Mine resulting in a net impairment reversal of $122 million (pre-tax $174 million impairment reversal less $52 million deferred tax expense).

During the first nine months of 2020, the Company wrote off $11 million of non-core exploration stage properties in Mali, Burkina Faso, Botswana and Ghana following decisions not to proceed further with these exploration stage mineral property interests.

Community relations expense for the first nine months of 2021 was $2 million, which was $3 million lower than the first nine months of 2020 when two significant donations were made including a $1 million commitment to the Mali School of Mines and $2 million for the Rhino Gold Bar initiative.

For the nine months of 2021, the Company's estimate of its share of Calibre's net income based on publicly available information was $13 million. Calibre will report its third quarter of 2021 financial results on November 3, 2021. The Company will update any differences in the fourth quarter of 2021.

Other operating expenses for the first nine months of 2021 were $4 million, mainly consisting of $2 million for the write-off of Fekola solar panels damaged by a fire in the storage yard during the first quarter of 2021.
The Company reported $9 million in interest and financing expense during the first nine months of 2021 compared to $13 million in the first nine months of 2020. The lower interest and financing expense resulted from lower debt balances in the first nine months of 2021 compared to the first nine months of 2020.

For the first nine months of 2021, the Company recorded derivative gains of $23 million compared to derivative losses of $12 million in the first nine months of 2020. The gains were driven by fuel forward contracts partially offset by losses from the interest rate swap derivative instruments and consisted of net unrealized gains of $17 million (first nine months of 2020 - net unrealized losses of $3 million) and realized gains of $6 million (first nine months of 2020 - realized losses of $9 million).

For the first nine months of 2021, the Company recorded a net current income and other tax expense of $175 million compared to $230 million in the first nine months of 2020, consisting of current income tax of $129 million (first nine months of 2020 - $189 million), the 10% priority dividend to the State of Mali of $25 million (first nine months of 2020 - $38 million) and withholding tax (on intercompany dividends/management fees) of $21 million (first nine months of 2020 - $3 million). The priority dividend is accounted for as an income tax in accordance with IAS 12, Income Taxes. Compared to the first nine months of 2020, current tax expense for the first nine months of 2021 was lower mainly as a result of lower taxable income and a reduction in the corporate tax rate for the Masbate Mine in the first nine months of 2021 compared to the first nine months of 2020. In addition, under the CREATE bill, the change in rate in the Philippines was applied retrospectively to July 1, 2020, which resulted in a reduction of current income tax expense of $3 million relating to 2020 current income taxes in the first nine months of 2021. Withholding tax for the first nine months of 2021 increased $18 million compared to the first nine months of 2020 due to the repatriation of funds from Mali and Namibia through intercompany dividends in the first nine months of 2021 which attract withholding taxes. For the first nine months of 2021, the Company recorded a deferred income tax expense of $9 million compared to a deferred income tax expense of $66 million in the first nine months of 2020. The decrease in deferred income tax expense for the first nine months of 2021 compared to the first nine months of 2020 is mainly attributable to the reversal of the impairment with respect to the Masbate Mine which resulted in a deferred income tax expense of $52 million in 2020 and decreased deferred taxes related to future withholding taxes in 2021. In addition, increased deferred income tax expense from weakening of foreign currencies was partially offset by a deferred tax recovery from the reduction in the corporate tax rate for the Masbate Mine in the first nine months of 2021.

For the first nine months of 2021, the Company generated net income of $308 million compared to a net income of $498 million in the first nine months of 2020 including net income attributable to the shareholders of the Company of $283 million ($0.27 per share) in the first nine months of 2021 compared to $460 million ($0.44 per share) in the first nine months of 2020. Adjusted net income attributable to the shareholders of the Company (refer to “Non-IFRS Measures”) for the first nine months of 2021 was $272 million ($0.26 per share) compared to adjusted net income of $368 million ($0.35 per share) in the first nine months of 2020. Adjusted net income in the first nine months of 2021 excluded unrealized gains on derivative instruments of $17 million and a deferred income tax expense of $6 million.

Cash flow provided by operating activities was $458 million in the first nine months of 2021 compared to $754 million in the first nine months of 2020, a decrease of $296 million due mainly to lower revenues of $73 million, higher production costs of $81 million and higher non-cash working capital outflows in the first nine months of 2021, most significantly for value-added tax receivables and current income and other taxes payables. Current income tax payments in the first nine months of 2021 included approximately $140 million related to 2020 outstanding tax liability obligations (comprised mainly of Fekola outstanding 2020 tax liabilities of $75 million and Fekola 2020 priority dividend obligations of $46 million). Based on current assumptions, including an average gold price of $1,800 per ounce for 2021, the Company is forecasting to make total cash income tax payments in 2021 of approximately $380 million, including the $140 million related to 2020 outstanding tax liability obligations discussed above.

REVIEW OF MINING OPERATIONS AND DEVELOPMENT PROJECTS
Fekola Mine - Mali

	Three months ended		Nine months ended
	September 30,		September 30,
	2021	2020	2021	2020

Gold revenue ($ in thousands)	288,306	309,147	712,302	834,553
Gold sold (ounces)	161,550	159,800	396,750	477,300
Average realized gold price ($/ ounce)	1,785	1,935	1,795	1,748
Tonnes of ore milled	2,361,042	1,559,857	6,730,332	4,866,546
Grade (grams/ tonne)	2.30	3.22	1.98	3.14
Recovery (%)	94.8	94.6	94.2	94.3
Gold production (ounces)	165,557	152,535	404,256	463,970
Cash operating costs(1) ($/ gold ounce sold)	424	341	494	299
Cash operating costs(1) ($/ gold ounce produced)	363	333	478	294
Total cash costs(1) ($/ gold ounce sold)	563	497	640	440
All-in sustaining costs(1) ($/ gold ounce sold)	716	584	772	556
Capital expenditures ($ in thousands)	27,961	29,186	54,078	155,659
Exploration ($ in thousands)	2,096	4,113	9,323	9,154
(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Fekola Mine in Mali (owned 80% by the Company and 20% by the State of Mali) continued its strong operational performance through the third quarter of 2021, with record quarterly gold production of 165,557 ounces, 6% (9,557 ounces) above budget, and 9% (13,022 ounces) higher compared to the third quarter of 2020. The increase was due to higher mill throughput, partially offset by lower processed grade, as Fekola’s low-grade stockpiles were used to supplement the additional unbudgeted mill feed required as a result of higher than budgeted processed tonnes. As planned, with the completion of the waste stripping campaign relating to the development of Phases 5 and 6 of the Fekola Pit in the first half of 2021, Fekola’s gold production increased significantly by 46% (51,946 ounces) over the second quarter of 2021, as mining reached the higher-grade zones in Phase 5 of the Fekola Pit in the third quarter of 2021. For the third quarter of 2021, mill feed grade was 2.30 grams per tonne (“g/t”) compared to budget of 2.71 g/t and 3.22 g/t in the third quarter of 2020; mill throughput was 2.36 million tonnes compared to budget of 1.91 million tonnes and 1.56 million tonnes in the third quarter of 2020; and gold recovery averaged 94.8% compared to budget of 94.0% and 94.6% in the third quarter of 2020. Fekola’s processing facilities continued to outperform in the third quarter of 2021 (following the successful completion of the Fekola mill expansion in September 2020) with record quarterly throughput of 2.36 million tonnes, 24% above budget and 51% higher than the third quarter of 2020. The higher than budgeted mill throughput was due to favourable ore fragmentation and hardness, as well as optimization of the grinding circuit. For the first nine months of 2021, the Fekola Mine produced 404,256 ounces of gold, above budget by 6% (21,256 ounces) for the reasons outlined above. As expected, compared to the first nine months of 2020, gold production was lower by 13% (59,714 ounces) as a result of the higher planned waste stripping and lower mined ore grades in the first half of 2021, as Phases 5 and 6 of the Fekola Pit were developed. For the first nine months of 2021, mill feed grade was 1.98 g/t compared to budget of 2.19 g/t and 3.14 g/t in the first nine months of 2020; mill throughput was 6.73 million tonnes compared to budget of 5.79 million tonnes and 4.87 million tonnes in the first nine months of 2020; and gold recovery averaged 94.2% compared to budget of 94.0% and 94.3% in the first nine months of 2020. Based on the positive results noted to date through to the third quarter of 2021, Fekola's annualized throughput rate is now expected to average 8.3 million tonnes per annum (“Mtpa”) for 2021 and average approximately 9.0 Mtpa (over the long-term), based on an ore blend including fresh rock and weathered material (saprolite).

After review of an Environmental and Social Impact Assessment by the Malian authorities, the existing Medinandi (Fekola) permit has been updated to include the Cardinal zone, located within 500 metres of the current Fekola resource pit (the initial Inferred Mineral Resource estimate for Cardinal is 640,000 ounces of gold in 13.0 million tonnes of ore at 1.54 g/t gold). Exploration drilling at Cardinal is ongoing and recent drill results have returned good gold grades over significant widths below the current resource which remains open at depth and along strike. Initial mining operations at Cardinal have commenced and will continue to ramp up. To September 30, 2021, 95,489 tonnes at an average grade of 1.45 g/t have been mined at Cardinal. The Company is in the process of updating the Fekola Mine Plan to include production from Cardinal which has the potential to add an average of approximately 60,000 ounces per year over the next 6 to 8 years (based on Cardinal’s inferred resource only) to Fekola’s annual gold production. Grade control drilling at Cardinal is ongoing to upgrade a portion of the Mineral Resource estimate to the Indicated category for 2022 production budget purposes.

The Fekola Mine’s cash operating costs (refer to “Non-IFRS Measures”) for the third quarter of 2021 were $363 per ounce produced ($424 per gold ounce sold) compared to a budget of $349 per ounce produced and $333 per ounce produced for the third quarter of 2020. The Fekola Mine’s cash operating costs for the first nine months of 2021 were $478 per ounce produced

($494 per gold ounce sold) compared to a budget of $469 per ounce produced and $294 per ounce produced for the first nine months of 2020. Cash operating costs per ounce produced for the third quarter of 2021 and the first nine months of 2021 overall were approximately in-line with budget as a result of the higher than budgeted production discussed above, offset by higher than budgeted costs arising from fuel and consumables increases, less capitalized waste stripping than budget and higher site general and camp costs related to COVID-19 mitigation measures. Cash operating costs per ounce sold for the third quarter of 2021 and the first nine months of 2021 were 21% and 5% higher than budget, respectively, as a result of higher cost inventory produced in the prior quarter being sold in the current period. Compared to the first nine months of 2020, cash operating costs for the first nine months of 2021 were higher, as expected, due to the planned lower production as discussed above, higher fuel and consumable costs, import duties and ongoing COVID-19 related labour and medical costs in Mali.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the third quarter of 2021 for the Fekola Mine were $716 per gold ounce sold compared to a budget of $688 per gold ounce sold and $584 per gold ounce sold in the third quarter of 2020. All-in sustaining costs for the third quarter of 2021 were in-line with budget as higher than budgeted gold ounces sold, higher than budgeted realized gains on fuel derivatives and lower sustaining capital expenditures (mainly due to lower than budgeted prestripping costs) were offset by the higher cash operating costs per gold ounce sold. All-in sustaining costs for the first nine months of 2021 for the Fekola Mine were $772 per gold ounce sold compared to a budget of $797 per gold ounce sold and $556 per gold ounce sold in the first nine months of 2020. All-in sustaining costs for the first nine months of 2021 were in-line with budget for the reasons outlined above. The lower than budgeted sustaining capital expenditures were primarily a result of timing of expenditures and are expected to be incurred in the fourth quarter of 2021. The Company expects total sustaining capital expenditures for the Fekola Mine for full-year 2021 to be approximately $5 million higher than budget. The Company also expects non-sustaining capital expenditures for the Fekola Mine for full-year 2021 to be approximately $11 million higher than budget mostly relating to Cardinal Pit development.

Capital expenditures in the third quarter of 2021 totalled $28 million primarily consisting of $15 million for prestripping, $5 million for mobile equipment purchases and rebuilds, $2 million for the development of Cardinal, $3 million for tailings storage facility expansion and equipment and $1 million for the solar plant. Capital expenditures in the first nine months of 2021 totalled $54 million primarily consisting of $22 million for prestripping, $9 million for the solar plant, $7 million for mobile equipment purchases and rebuilds, $4 million for the development of Cardinal and $3 million for tailings storage facility expansion and equipment. Due to the high processing throughput rates achieved with a blend of fresh rock and saprolite ore, expansion of Fekola’s existing tailings storage facility is required one year ahead of schedule and commenced in the third quarter of 2021. Design and planning for a new tailings storage facility is also underway, with construction commencing as early as in the fourth quarter of 2022.

Based on Fekola’s strong year-to-date performance, the Company has increased Fekola’s annual production guidance range to between 560,000 to 570,000 ounces of gold (original guidance range was between 530,000 to 560,000 ounces). Cash operating costs for the year are expected to be at the upper end of Fekola's guidance range of between $405 and $445 per ounce and all-in sustaining costs are also expected to be at the upper end of Fekola's guidance range of between $745 and $785 per ounce.

Fekola Solar Plant

Construction of the Fekola solar plant is now complete. It is expected to reduce Fekola’s HFO consumption by over 13 million litres per year and lower carbon dioxide emissions by an estimated 39,000 tonnes per year. During the third quarter of 2021 17.4% of total electricity on site was produced by the solar plant, reducing fuel consumption by over 3.1 million liters of fuel and reducing CO2 emissions by 8,713 tonnes.

Masbate Mine – Philippines

	Three months ended		Nine months ended
	September 30,		September 30,
	2021	2020	2021	2020

Gold revenue ($ in thousands)	117,795	89,154	325,627	239,148
Gold sold (ounces)	66,300	46,900	181,641	137,300
Average realized gold price ($/ ounce)	1,777	1,901	1,793	1,742
Tonnes of ore milled	1,840,379	1,970,965	5,652,091	5,831,086
Grade (grams/ tonne)	1.24	1.05	1.17	0.96
Recovery (%)	81.6	81.1	82.5	81.7
Gold production (ounces)	61,207	53,607	175,598	147,133
Cash operating costs(1) ($/ gold ounce sold)	546	655	597	684
Cash operating costs(1) ($/ gold ounce produced)	609	615	611	646
Total cash costs(1) ($/ gold ounce sold)	643	765	698	787
All-in sustaining costs(1) ($/ gold ounce sold)	751	1,072	820	1,012
Capital expenditures ($ in thousands)	7,023	10,132	20,365	19,422
Exploration ($ in thousands)	1,446	2,217	3,871	5,845
(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Masbate Mine in the Philippines also continued its strong operational performance with third quarter of 2021 gold production of 61,207 ounces, well above budget by 16% (8,236 ounces), as grade and recovery both exceeded budget, and 14% (7,600 ounces) higher compared to the third quarter of 2020, due to higher grade. For the third quarter of 2021, mill feed grade was 1.24 g/t compared to budget of 1.12 g/t and 1.05 g/t in the third quarter of 2020; mill throughput was 1.84 million tonnes compared to budget of 2.05 million tonnes and 1.97 million tonnes in the third quarter of 2020; and gold recovery averaged 81.6% compared to budget of 71.9% and 81.1% in the third quarter of 2020. In the third quarter of 2021, Masbate’s mill recoveries continued to outperform the recovery model and high-grade ore mined from both the Main Vein and Montana pits produced higher tonnage compared to the reserve model. In addition, high grade zones of the Main Vein Pit, originally scheduled to be mined in the fourth quarter of 2021, were mined and processed in the third quarter of 2021, bringing gold production forward from the fourth quarter of 2021. Masbate’s mill throughput was below budget in the third quarter of 2021 as the Company took the opportunity to accelerate mill maintenance activities due to the positive variances on mill feed grade and recoveries which benefited Masbate’s gold production in the third quarter. For the first nine months of 2021, the Masbate Mine produced 175,598 ounces of gold, well above budget by 12% (19,478 ounces) for the reasons outlined above, and 19% (28,465 ounces) higher than the first nine months of 2020, mainly due to higher mined ore grades as a result of mining through higher-grade zones of the Main Vein and Montana pits in the first nine months of 2021. For the first nine months of 2021, mill feed grade was 1.17 g/t compared to budget of 1.09 g/t and 0.96 g/t in the first nine months of 2020; mill throughput was 5.65 million tonnes compared to budget of 6.02 million tonnes and 5.83 million tonnes in the first nine months of 2020; and gold recovery averaged 82.5% compared to budget of 73.9% and 81.7% in the first nine months of 2020.

Cash operating costs (refer to “Non-IFRS Measures”) for the third quarter of 2021 were $609 per ounce produced ($546 per gold ounce sold) compared to a budget of $644 per ounce produced and $615 per ounce produced for the third quarter of 2020. Cash operating costs for the first nine months of 2021 were $611 per ounce produced ($597 per gold ounce sold) compared to a budget of $677 per ounce produced and $646 per ounce produced for the first nine months of 2020. Cash operating costs per ounce produced for the third quarter of 2021 and first nine months of 2021 were lower than budget by 5% and 10%, respectively, as a result of the higher than budgeted production discussed above and generally on budget operating costs partially offset by higher than budgeted fuel prices. Cash operating costs per ounce for the third quarter of 2021 and the first nine months of 2021 were in-line with cash operating costs per ounce in the third quarter of 2020 and the first nine months of 2020.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the third quarter of 2021 were $751 per ounce sold compared to a budget of $949 per gold ounce sold and $1,072 per gold ounce sold in the third quarter of 2020. All-in sustaining costs for the first nine months of 2021 were $820 per ounce sold compared to a budget of $982 per gold ounce sold and $1,012 per gold ounce sold in the first nine months of 2020. All-in sustaining costs for the third quarter of 2021 and the first nine months of 2021 were lower than budget by 21% and 16%, respectively, as a result of the lower than budgeted cash operating costs described above, higher than budgeted gold ounces sold, higher than budgeted realized gains on fuel derivatives and lower sustaining capital expenditures. The lower than budgeted sustaining capital expenditures were primarily a result of timing of expenditures and are expected to be incurred either in the fourth quarter of 2021 or in 2022.

Capital expenditures for the third quarter of 2021 totalled $7 million, including $2 million for tailings storage facility projects, $1 million for power plant equipment, $1 million for mobile equipment purchases and rebuilds, and $1 million for process plant equipment. Capital expenditures in the first nine months of 2021 totalled $20 million, including tailings storage facility projects totalling $6 million, mobile equipment purchases and rebuilds totalling $5 million, prestripping costs of $3 million and $3 million for process plant.

Based on Masbate’s strong year-to-date performance, the Company has increased Masbate’s annual production guidance range to between 215,000 to 225,000 ounces of gold (original guidance range was between 200,000 to 210,000 ounces). In the fourth quarter of 2021, Masbate’s gold production is expected to be approximately 45,000 ounces, reflecting the fact that a portion of its budgeted fourth quarter production was rescheduled and mined in the third quarter of 2021. Cash operating costs for the year are expected to be within the guidance range of between $650 and $690 per ounce and all-in sustaining costs are expected to be at or below the low end of Masbate's guidance range of between $955 and $995 per ounce.

Otjikoto Mine - Namibia

	Three months ended		Nine months ended
	September 30,		September 30,
	2021	2020	2021	2020

Gold revenue ($ in thousands)	104,758	88,865	198,222	235,702
Gold sold (ounces)	58,800	46,500	110,660	135,200
Average realized gold price ($/ ounce)	1,782	1,911	1,791	1,743
Tonnes of ore milled	901,216	882,668	2,656,367	2,607,066
Grade (grams/ tonne)	2.41	1.53	1.42	1.55
Recovery (%)	98.7	98.2	98.3	98.4
Gold production (ounces)	68,959	42,591	118,892	127,836
Cash operating costs(1) ($/ gold ounce sold)	443	423	635	419
Cash operating costs(1) ($/ gold ounce produced)	382	435	597	432
Total cash costs(1) ($/ gold ounce sold)	515	499	707	489
All-in sustaining costs(1) ($/ gold ounce sold)	781	917	1,137	841
Capital expenditures ($ in thousands)	19,371	19,044	59,337	41,696
Exploration ($ in thousands)	1,257	698	2,846	1,721
(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Otjikoto Mine in Namibia, in which the Company holds a 90% interest, had a strong third quarter with record quarterly gold production of 68,959 ounces of gold, above budget by 3% (2,290 ounces), mainly due to higher than budgeted throughput. As planned, with the completion of the waste stripping campaigns at the Wolfshag and Otjikoto pits in the first half of 2021, Otjikoto’s gold production increased significantly by 62% (26,368 ounces) compared to the third quarter of 2020, as mining reached the higher-grade zone at the base of the Wolfshag Pit in the third quarter of 2021. Otjikoto’s gold production also increased significantly by 156% (42,068 ounces) over the second quarter of 2021. For the third quarter of 2021, mill feed grade was 2.41 g/t compared to budget of 2.46 g/t and 1.53 g/t in the third quarter of 2020; mill throughput was 0.90 million tonnes compared to budget of 0.86 million tonnes and 0.88 million tonnes in the third quarter of 2020; and gold recovery averaged 98.7% compared to budget of 98.3% and 98.2% in the third quarter of 2020. For the first nine months of 2021, the Otjikoto Mine produced 118,892 ounces of gold, above budget by 6% (6,427 ounces), mainly due to higher than budgeted throughput, and 7% (8,944 ounces) lower than the first nine months of 2020 due to the focus on waste stripping in the first half of 2021. For the first nine months of 2021, mill feed grade was 1.42 g/t compared to budget of 1.40 g/t and 1.55 g/t in the first nine months of 2020; mill throughput was 2.66 million tonnes compared to budget of 2.54 million tonnes and 2.61 million tonnes in the first nine months of 2020; and gold recovery averaged 98.3% compared to budget of 97.9% and 98.4% in the first nine months of 2020.

Development of the Wolfshag underground mine continues to progress with stope ore production expected to commence in early 2022. The initial underground Mineral Reserve estimate for the down-plunge extension of the Wolfshag deposit included 210,000 ounces of gold in 1.2 million tonnes of ore at 5.57 g/t gold.

Cash operating costs (refer to “Non-IFRS Measures”) for the third quarter of 2021 were $382 per gold ounce produced ($443 per ounce gold sold), compared to a budget of $389 per ounce produced and $435 per ounce produced for the third quarter of 2020. Cash operating costs for the first nine months of 2021 were $597 per gold ounce produced ($635 per ounce gold sold), compared to a budget of $622 per ounce produced and $432 per ounce produced for the first nine months of 2020. Cash operating costs per ounce for the third quarter of 2021 and first nine months of 2021 were in-line with budget as a result of the higher than budgeted production discussed above and on budget operating costs. Operating costs were impacted by higher fuel prices and a stronger Namibian dollar but were offset by higher than budgeted capitalized prestripping resulting in overall cost per ounce which was in-line with budget. Cash operating costs for the third quarter of 2021 were 12% lower than the third quarter of 2020 mainly as a result of higher ounces produced in the third quarter of 2021. As expected, cash operating costs for the first nine months of 2021 were higher than the first nine months of 2020 due to the planned lower production as discussed above, higher fuel prices and a stronger Namibian dollar.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the third quarter of 2021 were $781 per gold ounce sold compared to a budget of $652 per gold ounce sold and $917 per gold ounce sold in the third quarter of 2020. All-in sustaining costs for the third quarter of 2021 were 20% higher than budget as a result of higher than budgeted sustaining capital expenditures (higher than budgeted prestripping costs as development of the Otjikoto pit continues due to fuel price increases and an increase in total waste tonnes capitalized) and lower than budgeted gold ounces sold (versus produced) for the third quarter of 2021. All-in sustaining costs for the first nine months of 2021 were $1,137 per gold ounce sold compared to a budget of $1,048 per gold ounce sold and $841 per gold ounce sold in the first nine months of 2020. All-in sustaining costs for the first nine months of 2021 were 8% higher than budget as a result of higher than budgeted sustaining capital costs (prestripping costs as development of the Otjikoto and Wolfshag pits continues coupled with higher than budgeted equipment rebuild costs). The higher than budgeted prestripping costs of $6 million for the first nine months of 2021 are expected to be a permanent variance.

Capital expenditures for the third quarter of 2021 totalled $19 million, primarily consisting of $10 million for prestripping in the Otjikoto pit, $5 million for Wolfshag underground project development, $3 million for mobile equipment rebuilds and replacements, and $1 million for the national power grid connection line. Capital expenditures for the first nine months of 2021 totalled $59 million, primarily consisting of $33 million for prestripping in the Otjikoto and Wolfshag pits, $14 million for Wolfshag underground project development, $7 million for mobile equipment rebuilds and replacements and $3 million for the national power grid connection line.

For full-year 2021, the Otjikoto Mine remains on track to produce between 190,000 and 200,000 ounces of gold, as high-grade ore is scheduled to be sourced from Phase 3 of the Wolfshag Pit in the second half of 2021. Otjikoto’s cash operating costs are expected to be within the guidance range of between $480 and $520 per ounce and all-in sustaining costs are now expected to be at or above the upper end of Otjikoto's guidance range of $830 to $870 per ounce.

On average, Otjikoto’s higher 2021 gold production level of between 190,000 and 200,000 ounces is expected to continue through to 2024, with production from Wolfshag underground expected to commence in early 2022 to supplement ore from the Otjikoto Pit as well as existing medium and low-grade stockpiles for approximately three years based on current estimates.

Investment in Calibre

At September 30, 2021, B2Gold held approximately 33% of the total issued and outstanding Calibre common shares and equity accounts for this ownership interest. The market value of the Company's 33% common shareholding of Calibre at September 30, 2021 was $118 million. For the third quarter of 2021 and the first nine months of 2021, the Company's estimate of its share of Calibre's net income based on publicly available information was approximately $4 million and $13 million, respectively. Calibre will report its third quarter of 2021 financial results on November 3, 2021. The Company will update any differences in the fourth quarter of 2021.

Attributable share of Calibre production and costs

Based on Calibre's production press release dated October 6, 2021, consolidated production of Calibre for the third quarter of 2021 was 44,579 ounces of which the Company's attributable share was 14,538 ounces. The Limon mill processed 120,724 tonnes at a grade of 4.73 g/t and a recovery of 90.3% producing 15,649 ounces. The Libertad mill processed 376,783 tonnes at a grade of 2.71 g/t and a recovery of 93.3%, producing 28,930 ounces. Consolidated production of Calibre for the first nine months of 2021 was 133,537 ounces of which the Company's attributable share was 43,771 ounces.

The Company has assumed that the consolidated cash operating costs per ounce produced and all-in sustaining costs for Calibre for the first nine months of 2021 will be at the mid-point of the guidance ranges of approximately $920 to $1,020 per ounce and $1,040 to $1,140 per ounce, respectively. Consolidated cash operating costs per ounce produced and all-in sustaining costs for Calibre for the third quarter of 2021 reflect the adjustment for actual first half of 2021 results.

Gramalote Project - Colombia

The Gramalote Project, owned 50% B2Gold/50% AngloGold Ashanti Limited (“AngloGold”) is located in central Colombia, northeast of Medellin, in the Province of Antioquia. Following on the positive results of the Gramalote preliminary economic assessment in January 2020 (the “Gramalote PEA”), B2Gold commenced the Gramalote feasibility study to evaluate recovery of gold from an open-pit mining operation with 11.0 Mtpa processing plant that includes crushing, grinding, flotation and a carbon-in-pulp recovery process to produce doré bullion. The Gramalote feasibility study approach focused solely on a production scenario based on the Indicated Mineral Resource estimate from the Gramalote Ridge deposit of 173,400,000 tonnes grading 0.73 g/t gold for a total of 4,060,000 ounces of gold. The feasibility study approach to date has not included any potential production from the nearby Trinidad deposit, which has a current Inferred Mineral Resource estimate, and the Monjas West zone.

As a continuation of the Gramalote PEA, the feasibility study approach to date has also focused on applying most of the same assumptions and parameters, with the material changes being the updated Indicated Mineral Resource estimate, as well as updated cost assumptions for fuel, electricity, labour, equipment, and construction materials. By design, there is no material change to the project construction or operating parameters apart from refinement of the designs to feasibility levels of confidence.

Based on the feasibility study work completed by B2Gold as operator of the Gramalote Project to date, and assuming an effective date of January 1, 2021, and a gold price of $1,500 per ounce, the project economic highlights include (100% basis):

•Open-pit gold mine with an initial life of mine (“LoM”) of 10.6 years based on current Indicated Mineral Resources (for Gramalote Ridge only)
•LoM gold production of 2.97 million ounces and average annual gold production of 347,000 ounces per year for the first five full years of production
•Average annual gold production LoM of 281,000 ounces per year at cash operating costs of $514 per ounce of gold and all-in sustaining cost of $744 per ounce of gold
•Average LoM gold recovery of 95.4% from conventional milling, flotation and cyanide leach of the flotation concentrate
•Estimated pre-production capital cost of $925 million (includes approximately $160 million for mining equipment)
•LoM pre-tax net cash flow of $1,444 million, and after-tax net cash flow of $948 million
•Post-tax NPV at a 5% discount rate of $483 million.
•After-tax internal rate of return (“IRR”) of 15% at the project construction decision date with a project payback (including construction capital) of 3.5 years

Following a review of Gramalote’s feasibility study work to date, B2Gold believes that there is strong potential to improve the economics of the project, which could be developed by revisiting the original Gramalote Project design parameters included in the existing mining permit (as applied in the Gramalote PEA in January 2020 and historical AngloGold studies) and further optimizing project design. Review of the updated Gramalote Ridge Mineral Resource also shows that further value can be created through additional drilling of the Inferred portions of the Mineral Resource area, both within and adjacent to the designed pit, with at least 25,000 metres of drilling planned and progressing in 2021 and a mineral resource update expected in early 2022. In addition, drilling is being carried out at the Trinidad deposit during the remainder of 2021.

The Gramalote Project team is advancing work on different project optimization opportunities to potentially reduce capital and operating costs, as well as improve operability and sustainability of the Gramalote Project. Those activities include road optimization and layout, pit design and phasing, blast design optimization, river deviation changes, improved infrastructure layout, and further optimization of plant design. As noted, optimization efforts also include continuing exploration drilling at the Gramalote deposit with additional drilling at the Trinidad deposit, continuing to implement the Resettlement Action Plan, advancing the purchase of key properties required for project development, entering into a development agreement with a power company to commence studies to bring power to the Gramalote mill site, continuing the process of formalization and removal of artisanal miners to outside of the industrial area, and completing environmental and social studies necessary to support the permit modifications that are identified as part of the optimization process.

As the evaluation of the different optimization opportunities advances, B2Gold is reviewing what changes in the design could require minor and major permit amendments of the approved Environmental and Social Impact Assessment (ESIA). The supporting environmental and social studies continue to move forward as planned. B2Gold expects that any minor or major permit amendments required could potentially impact the development timeline and delivery of the final feasibility study for the Gramalote Project which is now expected in the second quarter of 2022. Completion of the feasibility study is now scheduled for the second quarter of 2022 as a result of an increase in planned drilling and the impact of ongoing COVID-19 restrictions. The revised 2021 budget of $69 million represents an increase of $17 million (Company's share $8.5 million) over the initial announced 2021 Gramalote Project budget of $52 million. If the final economics of the feasibility study are positive and B2Gold and AngloGold make the decision to develop Gramalote as an open-pit gold mine (decision date expected mid-2022), B2Gold would utilize its proven internal mine construction team to build the mine and mill facilities and operate the mine on behalf of the Gramalote Project.

The Gramalote Project continues to benefit from strong federal and local government support as well as continuing support from local communities.

LIQUIDITY AND CAPITAL RESOURCES
B2Gold continues to maintain a strong financial position and liquidity. At September 30, 2021, the Company had cash and cash equivalents of $547 million (December 31, 2020 - $480 million) and working capital of $683 million (December 31, 2020 - $465 million). At September 30, 2021, the full amount of the Company's $600 million RCF was undrawn and available.

The Company has an RCF with a syndicate of international banks for an aggregate amount of $600 million. The RCF also allows for an accordion feature whereby upon receipt of additional binding commitments, the facility may be increased to $800 million any time prior to the maturity date of May 9, 2023. As at September 30, 2021, the Company had available undrawn capacity of $600 million. The RCF bears interest on a sliding scale of between LIBOR plus 2.125% to 2.75% based on the Company’s consolidated net leverage ratio. Commitment fees for the undrawn portion of the facility are also on a similar sliding scale basis of between 0.48% and 0.62%. The Company has provided security on the RCF in the form of a general security interest over the Company’s assets and pledges creating a charge over the shares of certain of the Company’s direct and indirect subsidiaries. In connection with the RCF, the Company must also maintain certain ratios for leverage and interest coverage. As at September 30, 2021, the Company was in compliance with these debt covenants.

For the third quarter of 2021, capital expenditures totalled $77 million. The most significant capital expenditures were on the Fekola Mine with capital expenditures of $28 million, the Masbate Mine had capital expenditures of $7 million, the Otjikoto Mine had capital expenditures of $19 million and the Gramalote Project had capital expenditures of $9 million. Other exploration and development costs for the third quarter of 2021 totalled $14 million. For the first nine months of 2021, capital expenditures totalled $190 million. The most significant capital expenditures were on the Fekola Mine with capital expenditures of $54 million, the Masbate Mine had capital expenditures of $20 million, the Otjikoto Mine had capital expenditures of $59 million and the Gramalote Project had capital expenditures of $17 million. Other exploration and development costs for the first nine months of 2021 totalled $39 million.

As at September 30, 2021, the Company had the following commitments (in addition to those disclosed elsewhere in the MD&A):

•For payments at the Fekola Mine of $7 million related mobile equipment, $5 million for major overhauls, $2 million related to the tailings facility expansion and $1 million for other capital projects, all of which is expected to be incurred in 2021.
•For payments at the Masbate Mine of $1 million related to tailings facility upgrades, $1 million for access to new areas in the mine plan and $1 million for other processing projects, all of which is expected to be incurred in 2021.
•For payments of $44 million for the Wolfshag underground project at the Otjikoto Mine, of which $7 million is expected to be incurred in 2021, $33 million in 2022 and $4 million in 2023. In addition, payments of $9 million for the Nampower grid connection of which $4 million is expected to be incurred in 2021 and $5 million in 2022.
•For payments at the Gramalote Project of $4 million for the Company's share of development costs, $3 million of which is expected to be incurred in 2021 and $1 million which is expected to be incurred in 2022.

Derivative financial instruments

Forward contracts - fuel oil, gas oil, diesel
The Company uses forward contracts for fuel oil, gas oil and diesel to manage the risk of volatility in the Company's future operating costs. The Company reviews the open positions and the potential for additional forward contracts on an ongoing basis. During the first nine months of 2021, the Company entered into additional forward contracts for the purchase of 26,895,000 litres of fuel oil and 25,122,000 litres of gas oil with settlements scheduled between February 2022 and July 2023. These derivative instruments were not designated as hedges by the Company and are being recorded at fair value through profit and loss ("FVTPL").
The following is a summary, by maturity dates, of the Company’s fuel derivative contracts outstanding as at September 30, 2021:

	2021	2022	2023	Total
Forward – fuel oil:
Litres (thousands)	12,671	43,882	15,265	71,818
Average strike price	$0.27	$0.30	$0.34	$0.30

Forward – gas oil:
Litres (thousands)	12,258	40,171	14,938	67,367
Average strike price	$0.33	$0.37	$0.43	$0.38

Collars - fuel oil:
Litres (thousand)	1,010	—	—	1,010
Average ceiling price	$0.26	$—	$—	$0.26
Average floor price	$0.39	$—	$—	$0.39

Collars - gas oil:
Litres (thousand)	715	—	—	715
Average ceiling price	$0.40	$—	$—	$0.40
Average floor price	$0.57	$—	$—	$0.57
The unrealized fair value of these contracts at September 30, 2021 was $20 million.

Interest rate swaps

On January 24, 2019, the Company entered into a series of interest swaps with a notional amount of $125 million with settlements scheduled between April 2019 and July 2021. Under these contracts, the Company received a floating rate equal to the 3 month United States dollar LIBOR rate and paid a fixed rate of between 2.36% and 2.67%. These derivative instruments were not designated as hedges by the Company and were recorded at FVTPL. At September 30, 2021, all of these contracts had been settled and there were no further contracts outstanding.
Operating activities

Cash flow provided by operating activities was $320 million in the third quarter of 2021 compared to $300 million in the third quarter of 2020, an increase of $20 million. The increase was mainly due to higher inflows from value added tax receivables in the third quarter of 2021. Cash flow provided by operating activities was $458 million in the first nine months of 2021 compared to $754 million in the first nine months of 2020, a decrease of $296 million due mainly to lower revenues of $73 million, higher production costs of $81 million and higher non-cash working capital outflows in the first nine months of 2021, most significantly for value-added tax receivables and current income and other taxes payables. Current income tax payments in the first nine months of 2021 included approximately $140 million related to 2020 outstanding tax liability obligations (comprised mainly of Fekola outstanding 2020 tax liabilities of $75 million and Fekola 2020 priority dividend obligations of $46 million). Based on current assumptions, including an average gold price of $1,800 per ounce for 2021, the Company is forecasting to make total cash income tax payments in 2021 of approximately $380 million, including the $140 million related to 2020 outstanding tax liability obligations discussed above.

Financing activities

The Company’s cash used by financing activities for the third quarter of 2021 was a net outflow of $76 million. During the third quarter of 2021, the Company received proceeds from the exercise of stock options of $2 million, made equipment loan facility repayments of $7 million, made interest and commitment fee payments of $4 million, paid dividends of $42 million and distributed $23 million to non-controlling interests.

The Company’s cash used by financing activities for the first nine months of 2021 was a net outflow of $184 million. During the first nine months of 2021, the Company received proceeds from the exercise of stock options of $4 million, made equipment loan facility repayments of $22 million, made interest and commitment fee payments of $6 million, paid dividends of $126 million and distributed $32 million to non-controlling interests.

On February 23, 2021, the Board declared a cash dividend for the first quarter of 2021 of $0.04 per common share, which was paid on March 16, 2021 to shareholders of record as of March 8, 2021 in the amount of $42 million.

On June 11, 2021, the Board declared a cash dividend for the second quarter of 2021 of $0.04 per common share, which was paid on June 30, 2021 to shareholders of record as of June 22, 2021 in the amount of $42 million.

On September 10, 2021, the Board declared a cash dividend for the third quarter of 2021 of $0.04 per common share, which was paid on September 29, 2021 to shareholders of record as of September 22, 2021 in the amount of $42 million.

As part of the long-term strategy to maximize shareholder value, B2Gold expects to declare future quarterly dividends at the same level of $0.04 per common share ($0.16 per share on an annualized basis). This dividend is designated as an "eligible dividend" for the purposes of the Income Tax Act (Canada). Dividends paid by B2Gold to shareholders outside Canada (non-resident investors) will be subject to Canadian non-resident withholding taxes.

The declaration and payment of future dividends and the amount of any such dividends will be subject to the determination of the Board, in its sole and absolute discretion, taking into account, among other things, economic conditions, business performance, financial condition, growth plans, expected capital requirements, compliance with the Company's constating documents, all applicable laws, including the rules and policies of any applicable stock exchange, as well as any contractual restrictions on such dividends, including any agreements entered into with lenders to the Company, and any other factors that the Board deems appropriate at the relevant time. There can be no assurance that any dividends will be paid at the intended rate or at all in the future.

Investing activities

For the third quarter of 2021, capital expenditures totalled $77 million. The most significant capital expenditures were on the Fekola Mine with capital expenditures of $28 million, the Masbate Mine had capital expenditures of $7 million, the Otjikoto Mine had capital expenditures of $19 million and the Gramalote Project had capital expenditures of $9 million (refer to “Review of Mining Operations and Development Projects" section for additional details of capital expenditures). Other exploration and development costs for the third quarter of 2021 totalled $14 million. For the first nine months of 2021, capital expenditures totalled $190 million. The most significant capital expenditures were on the Fekola Mine with capital expenditures of $54 million, the Masbate Mine had capital expenditures of $20 million, the Otjikoto Mine had capital expenditures of $59 million and the Gramalote Project had capital expenditures of $17 million. Other exploration and development costs for the first nine months of 2021 totalled $39 million.

In the first nine months of 2021, the Company purchased an additional 17,045,455 common shares of BeMetals Corp. ("BeMetals") at C$0.44 per share or $6 million. As at September 30, 2021, the Company owned approximately 19% of BeMetals outstanding common shares.

Exploration
Resource property expenditures on exploration and development are disclosed in the table below.

	For the three months ended September 30, 2021	For the three months ended September 30, 2020	For the nine months ended September 30, 2021	For the nine months ended September 30, 2020
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)
Fekola Mine, exploration	2,096	4,113	9,323	9,154
Masbate Mine, exploration	1,446	2,217	3,871	5,845
Otjikoto Mine, exploration	1,257	698	2,846	1,721
Kiaka Project, exploration	588	1,243	3,639	2,598
Menankoto, exploration	1,123	275	4,087	3,438
Bantako Nord, exploration	2,934	460	6,568	2,624
Ondundu Project, exploration	44	430	144	773
Finland Properties, exploration	938	643	1,696	1,441
Uzbekistan, exploration	1,156	15	2,624	1,050
Other	2,362	1,180	4,570	3,877

	13,944	11,274	39,368	32,521
Following a very successful year for exploration in 2020, B2Gold is conducting another year of aggressive exploration in 2021 with a budget of approximately $66 million (excludes drilling included in the Gramalote Project budget). Exploration is focused predominantly in Mali, with a total country budget of $27 million, other operating mine sites in Namibia and the Philippines, as well as expanded focus on grassroots targets around the world. Many years of target generation and pursuing opportunities in prospective gold regions have culminated in the Company allocating a record $25 million in 2021 to high quality targets for its grassroots exploration programs, including a number of new regions.

Fekola Mine

In 2021, approximately $8 million is budgeted to be spent on exploration around the Fekola Mine, including Fekola North and Cardinal/FMZ. A total of approximately 49,000 metres of diamond and reverse circulation drilling is planned with drilling at Cardinal and FMZ having been prioritized and accelerated in the first nine months of 2021. Grade control drilling is underway at a portion of the Cardinal deposit to enable it to be mined for processing at the Fekola plant. An Environmental and Social Impact Assessment has been completed and submitted to the Malian authorities. The Company is in the process of updating the Fekola Mine Plan to include production from Cardinal which commenced in the third quarter of 2021. The potential upside from Cardinal has not been included in the 2021 Fekola production guidance. Ongoing exploration drilling will also focus on infilling the high-grade portions of the Cardinal zone and extend these down plunge. Drilling at Fekola North will also continue to track the main Fekola structure north of the existing open pit.

Anaconda Area

In 2021, approximately $12.7 million is budgeted to be spent on exploration in the Anaconda area, including $6.2 million for the Menankoto Permit and $6.5 million for the Bantako Nord permit. A total of approximately 57,000 meters of diamond and reverse circulation drilling is planned. Drilling on the Anaconda area has been focused in the Bantako Nord permit in the third quarter of 2021.

The Bantako North permit area (wholly owned and which permit was recently renewed for an additional 3 year term) contains a significant portion of the Mamba deposit saprolite material and remains open. Preliminary planning by the Company has demonstrated that a pit situated on the Bantako North permit area could provide saprolite material for at least 1.5 to 2 years to feed the Fekola mill commencing in 2022 subject to obtaining all necessary permits and completion of a final mine plan. This additional feed to the Fekola mill would benefit all stakeholders, including the State of Mali, B2Gold’s 20% partner at the Fekola Mine. No drilling activity is currently being taken on the Menankoto Permit, pending resolution of the Menankoto Licence dispute.

Other West African Exploration

A total of $2.5 million is planned in other areas of West Africa, leveraging off the considerable geological experience gained at Fekola. This budget includes establishing an exploration presence and pursuing opportunities in the highly prospective and under-explored country of Cote d’Ivoire. The Company was granted two exploration licences in Cote d'Ivoire in the third quarter of 2021.

Masbate Mine

The Masbate exploration budget for 2021 is approximately $6.3 million, including approximately 15,000 metres of drilling. The 2021 exploration program will follow up where 2020 drilling intersected higher grades in previously low-grade areas that had been sparsely drilled. It will also focus on drill testing the most prospective Inferred Mineral Resource areas below existing design pits to determine if existing open pits can be expanded as a result of higher gold prices. Several grassroot greenfield targets will be further tested as well.

Otjikoto Mine and Regional Exploration

The total exploration budget for Namibia in 2021 is approximately $4.8 million. Exploration in 2021 will include 25,000 metres of diamond drilling and 3,200 metres of RAB drilling. The majority of the diamond drilling will target the extension of the existing Wolfshag underground resource area and a lone drillhole intersection more than 700 metres down plunge. Several new zones located parallel to and east of Wolfshag with the potential to enhance the underground project are being tested. In addition, drilling commenced in the third quarter of 2021 to test mineralization to the south of the main Otjikoto open pit. Regional exploration has included drilling geophysical targets on permits adjacent to the Otjikoto Mine permit.

Other Greenfield Exploration

Given B2Gold’s exploration team's successful discovery history, in 2021, B2Gold has allocated approximately $25 million to high quality targets for its grassroots exploration programs, including Finland, Uzbekistan and a number of new regions.

In Finland, the Company has allocated $4.8 million to the Central Lapland joint venture with Aurion Resources Ltd. Most significantly, the westward extension of Rupert Resources’ Ikkari discovery trends directly onto the joint venture ground. This trend coincides with B2Gold’s base-of-till (BOT) drilling and the same interpreted structure as defined by airborne geophysics. Diamond drilling on this target is currently ongoing.

In Uzbekistan, the Company has allocated $5 million to advance exploration on the ground acquired in proximity to the world class Muruntau Mine which is one of the largest open-pit gold mines in the world. Exploration in 2020, mapping, RAB drilling and trenching identified multiple targets on structures and lithologies that have the same alteration and geochemical characteristics as Muruntau. Reverse circulation and diamond drilling are underway on these targets.

In addition, the Company has allocated approximately $15 million for several other greenfield targets currently being pursued.

CRITICAL ACCOUNTING ESTIMATES
Full disclosure of the Company’s accounting policies and significant accounting judgments and estimation uncertainties in accordance with IFRS can be found in Notes 3 and 4 of its audited consolidated financial statements for the year ended December 31, 2020. Management considers the following estimates to be the most critical in understanding the judgments involved in preparing the Company’s interim consolidated financial statements and the uncertainties that could impact its results of operations, financial condition and cash flows:
COVID-19 estimation uncertainty
A global pandemic related to COVID-19 was declared in March 2020 by the World Health Organization. The current and expected impacts on global commerce have been and are anticipated to continue to be far-reaching. To date, globally, there has been significant volatility in commodity prices and foreign exchange rates, restrictions on the conduct of business in many jurisdictions, including travel restrictions, and supply chain disruptions. There is significant ongoing global uncertainty surrounding COVID-19 and the extent and duration of the impact that it may have.

The areas of judgement and estimation uncertainty for the Company which may be impacted include estimates used to determine recoverable reserves and resources, estimates used to determine the recoverable amounts of long-lived assets, estimates used to determine the recoverable amounts of value-added tax receivables and estimates regarding deferred income taxes and valuation allowances. The impact of COVID-19 on the global economic environment, and the local jurisdictions in which the Company operates, could result in further changes to the way the Company runs its mines. These changes could result in revenues or costs being different from the Company's expectations. This impact could be material.

Mineral reserve and resource estimates

Mineral reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its mineral reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, metallurgical recoveries, permitting and production costs along with geological assumptions and judgments made in estimating the size, and grade of the ore body. Changes in the reserve or resource estimates may impact the carrying value of mining interests, mine restoration provisions, recognition of deferred tax assets, depreciation and amortization charges and royalties receivable.

Impairment of long-lived assets

Long-lived assets are tested for impairment, or reversal of a previous impairment, if there is an indicator of impairment or a subsequent reversal. Calculating the estimated recoverable amount of cash generating units for long-lived assets requires management to make estimates and assumptions that include such factors as reserves and resources, future production levels, metallurgical recovery estimates, operating and capital costs, future metal prices and discount rates. Changes in any of these assumptions or estimates used in determining the recoverable amount could impact the analysis. Such changes could be material.

Menankoto

The Company, through its Malian subsidiary Menankoto, is currently involved in a dispute with the Malian Government related to renewal of the Menankoto Permit which it had applied for a renewal of in early February 2021. The Company strongly believes that Menankoto is entitled to a one-year renewal of the Menankoto Permit under applicable law. After ongoing discussions with the Malian Government were not ultimately successful in resolving the situation, on June 24, 2021 the Company announced that it had formally commenced arbitration proceedings against the Republic of Mali. The arbitration has been commenced pursuant to the arbitration clause set out in the Convention governed by the 2012 Mining Code, on the basis that the Republic of Mali breached its obligations under the Convention and under the 2012 Mining Code. Based on the terms of the Convention, the arbitration will be conducted by the International Centre for Settlement of Investment Disputes in Paris, France. In addition to pursuing arbitration under the Convention, the Company may pursue, as required, all other available legal remedies.

The Company considered the non-renewal of the Menankoto Permit to be an indicator of impairment for its Anaconda Regional Property which had a carrying value of $33 million. The Company conducted an impairment analysis whereby the carrying value of the Menankoto Permit was compared to an estimate of its recoverable amount which was determined to be its fair value less costs of disposal (“FVLCD”). FVLCD was determined based on the weighted-average probabilities of successful return of the Menankoto Permit through available legal remedies applied to a value of the property based on recent market transactions. The Company’s analysis concluded that the carrying value of the Anaconda Regional exploration property was not impaired.

Value-added tax receivables

The Company incurs indirect taxes, including value-added tax, on purchases of goods and services at its operating mines and development projects. Indirect tax balances are recorded at their estimated recoverable amounts within current or long-term assets, net of provisions, and reflect the Company’s best estimate of their recoverability under existing tax rules in the respective jurisdictions in which they arise. Management’s assessment of recoverability considers the probable outcomes of claimed deductions and/or disputes. The provisions and balance sheet classifications made to date may be subject to change and such change may be material.

Uncertain tax positions

The Company’s operations involve the application of complex tax regulations in multiple international jurisdictions. Determining the tax treatment of a transaction requires the Company to apply judgement in its interpretation of the applicable tax law. These positions are not final until accepted by the relevant tax authority. The tax treatment may change based on the result of assessments or audits by the tax authorities often years after the initial filing.

The Company recognizes and records potential liabilities for uncertain tax positions based on its assessment of the amount, or range of amounts of tax that will be due. The Company adjusts these accruals as new information becomes available. Due to the complexity and uncertainty associated with certain tax treatments, the ultimate resolution could result in a payment that is materially different from the Company’s current estimate of the tax liabilities.

Current and deferred income taxes

The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period that the changes occur.

Each period, the Company evaluates the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income and the associated repatriation of retained earnings, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, market gold prices, production costs, quantities of proven and probable gold reserves, interest rates and foreign currency exchange rates. The availability of retained earnings for distribution depends on future levels of taxable income as well as future reclamation expenditures, capital expenditures, dividends and other uses of available cash flow.
RISKS AND UNCERTAINTIES
The exploration and development of natural resources are highly speculative in nature and the Company’s business operations, investments and prospects are subject to significant risks. For details of these risks, please refer to the risk factors set forth in the Company’s current Annual Information Form, which can be found under the Company’s corporate profile on SEDAR at www.sedar.com, the Company’s current Form 40-F Annual Report, which can be found on EDGAR at www.sec.gov, and the Company’s other filings and submissions with securities regulators on SEDAR and EDGAR, which could materially affect the Company’s business, operations, investments and prospects and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations, investments and prospects of the Company. If any of the risks actually occur, the business of the Company may be harmed and its financial condition and results of operations may suffer significantly.
INTERNAL CONTROL OVER FINANCIAL REPORTING
The Company’s management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. As a result, even those systems determined to be effective can only provide reasonable assurance regarding the preparation of financial statements.
The Company’s management has determined that there have been no significant changes in the Company’s internal control over financial reporting during the three months ended September 30, 2021, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
NON-IFRS MEASURES
Cash operating costs per gold ounce sold and total cash costs per gold ounce sold
‘‘Cash operating costs per gold ounce’’ and “total cash costs per gold ounce” are common financial performance measures in the gold mining industry but, as non-IFRS measures, they do not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance and ability to generate cash flow. Accordingly, these measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures, along with sales, are considered to be a key indicator of the Company’s ability to generate earnings and cash flow from its mining operations.
Cash cost figures are calculated on a sales basis in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Other companies may calculate these measures differently. Cash operating costs and total cash costs per gold ounce sold are derived from amounts included in the statement of operations and include mine site operating costs such as mining, processing, smelting, refining, transportation costs, royalties and production taxes, less silver by-product credits. The tables below show a reconciliation of cash operating costs per gold ounce sold and total cash costs per gold ounce sold to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis:

	For the three months ended September 30, 2021
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	68,525	36,177	26,068	130,770	14,372	145,142
Royalties and production taxes	22,453	6,472	4,229	33,154	1,069	34,223

Total cash costs	90,978	42,649	30,297	163,924	15,441	179,365

Gold sold (ounces)	161,550	66,300	58,800	286,650	14,503	301,153

Cash operating costs per ounce ($/ gold ounce sold)	424	546	443	456	991	482

Total cash costs per ounce ($/ gold ounce sold)	563	643	515	572	1,065	596

	For the three months ended September 30, 2020
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	54,531	30,698	19,663	104,892	12,531	117,423
Royalties and production taxes	24,830	5,162	3,553	33,545	1,180	34,725

Total cash costs	79,361	35,860	23,216	138,437	13,711	152,148

Gold sold (ounces)	159,800	46,900	46,500	253,200	15,339	268,539

Cash operating costs per ounce ($/ gold ounce sold)	341	655	423	414	817	437

Total cash costs per ounce ($/ gold ounce sold)	497	765	499	547	894	567

	For the nine months ended September 30, 2021
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	195,873	108,510	70,312	374,695	41,534	416,229
Royalties and production taxes	58,027	18,348	7,976	84,351	3,147	87,498

Total cash costs	253,900	126,858	78,288	459,046	44,681	503,727

Gold sold (ounces)	396,750	181,641	110,660	689,051	43,935	732,986

Cash operating costs per ounce ($/ gold ounce sold)	494	597	635	544	945	568

Total cash costs per ounce ($/ gold ounce sold)	640	698	707	666	1,017	687

	For the nine months ended September 30, 2020
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	142,852	93,909	56,674	293,435	25,645	319,080
Royalties and production taxes	66,923	14,133	9,454	90,510	2,182	92,692

Total cash costs	209,775	108,042	66,128	383,945	27,827	411,772

Gold sold (ounces)	477,300	137,300	135,200	749,800	31,191	780,991

Cash operating costs per ounce ($/ gold ounce sold)	299	684	419	391	822	409

Total cash costs per ounce ($/ gold ounce sold)	440	787	489	512	892	527
Cash operating costs per gold ounce produced
In addition to cash operating costs on a per gold ounce sold basis, the Company also presents cash operating costs on a per gold ounce produced basis. Cash operating costs per gold ounce produced is derived from amounts included in the statement of operations and include mine site operating costs such as mining, processing, smelting, refining, transportation costs, less silver by-product credits. The tables below show a reconciliation of cash operating costs per gold ounce produced to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis:

	For the three months ended September 30, 2021
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	68,525	36,177	26,068	130,770	14,372	145,142
Inventory sales adjustment	(8,372)	1,081	254	(7,037)	—	(7,037)

Cash operating costs	60,153	37,258	26,322	123,733	14,372	138,105

Gold produced (ounces)	165,557	61,207	68,959	295,723	14,538	310,261

Cash operating costs per ounce ($/ gold ounce produced)	363	609	382	418	989	445

	For the three months ended September 30, 2020
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	54,531	30,698	19,663	104,892	12,531	117,423
Inventory sales adjustment	(3,727)	2,276	(1,141)	(2,592)	—	(2,592)

Cash operating costs	50,804	32,974	18,522	102,300	12,531	114,831

Gold produced (ounces)	152,535	53,607	42,591	248,733	15,080	263,813

Cash operating costs per ounce ($/ gold ounce produced)	333	615	435	411	831	435

	For the nine months ended September 30, 2021
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	195,873	108,510	70,312	374,695	41,534	416,229
Inventory sales adjustment	(2,675)	(1,235)	625	(3,285)	—	(3,285)

Cash operating costs	193,198	107,275	70,937	371,410	41,534	412,944

Gold produced (ounces)	404,256	175,598	118,892	698,746	43,771	742,517

Cash operating costs per ounce ($/ gold ounce produced)	478	611	597	532	949	556

	For the nine months ended September 30, 2020
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	142,852	93,909	56,674	293,435	25,645	319,080
Inventory sales adjustment	(6,600)	1,132	(1,411)	(6,879)	—	(6,879)

Cash operating costs	136,252	95,041	55,263	286,556	25,645	312,201

Gold produced (ounces)	463,970	147,133	127,836	738,939	31,329	770,268

Cash operating costs per ounce ($/ gold ounce produced)	294	646	432	388	819	405
All-in sustaining costs per gold ounce
In June 2013, the World Gold Council, a non-regulatory association of the world’s leading gold mining companies established to promote the use of gold to industry, consumers and investors, provided guidance for the calculation of the measure “all-in sustaining costs per gold ounce”, but as a non-IFRS measure, it does not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. The World Gold Council standard became effective January 1, 2014. On November 16, 2018, the World Council announced an update to its Guidance Note on all-in sustaining costs with application effective starting January 1, 2019. This update provides additional transparency about the costs of gold production and support further consistency of application of the Guidance Note. The major updates to the Guidance Note include providing a more specific definition of non-sustaining costs as those costs incurred at ‘new operations’ and costs related to ‘major projects at existing operations’ where these projects will materially benefit the operation in the future. The Guidance Note has defined ‘material benefit’ as an increase of at least 10% in annual or life of mine production, net present value or reserves compared to the remaining life of the operation. In addition, the Guidance Note has been updated to clarify that production phase capitalized stripping only meets the definition of non-sustaining if the stripping is expected to take at least 12 months and the subsequent ore production phase is expected to be more than 5 years. The Company adopted the updates to the Guidance Note, effective January 1, 2019.
Management believes that the all-in sustaining costs per gold ounce measure provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. The Company has applied the principles of the World Gold Council recommendations and has reported all-in sustaining costs on a sales basis. Other companies may calculate these measures differently.
B2Gold defines all-in sustaining costs per ounce as the sum of cash operating costs, royalties and production taxes, capital expenditures and exploration costs that are sustaining in nature, sustaining lease expenditures, corporate general and administrative costs, share-based payment expenses related to RSUs/DSUs/PSUs, community relations expenditures, reclamation liability accretion and realized (gains) losses on fuel derivative contracts, all divided by the total gold ounces sold to arrive at a per ounce figure.
The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis for the three months ended September 30, 2021:

	For the three months ended September 30, 2021
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$

Production costs	68,525	36,177	26,068	—	130,770	14,372	145,142
Royalties and production taxes	22,453	6,472	4,229	—	33,154	1,069	34,223
Corporate administration	1,943	451	1,465	6,551	10,410	565	10,975
Share-based payments – RSUs/DSUs/PSUs(1)	—	—	—	4,131	4,131	—	4,131
Community relations	502	38	315	—	855	—	855
Reclamation liability accretion	124	147	95	—	366	—	366
Realized gains on derivative contracts	(1,324)	(1,556)	(736)	—	(3,616)	—	(3,616)
Sustaining lease expenditures	159	330	40	667	1,196	—	1,196
Sustaining capital expenditures(2)	23,262	6,269	13,404	—	42,935	681	43,616
Sustaining mine exploration(2)	—	1,446	1,034	—	2,480	—	2,480

Total all-in sustaining costs	115,644	49,774	45,914	11,349	222,681	16,687	239,368

Gold sold (ounces)	161,550	66,300	58,800	—	286,650	14,503	301,153

All-in sustaining cost per ounce ($/ gold ounce sold)	716	751	781	—	777	1,151	795
(1) Included as a component of Share-based payments on the Statement of operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements for the three months ended September 30, 2021:

	For the three months ended September 30, 2021
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine capital expenditures	27,961	7,023	19,371	54,355	681	55,036
Solar plant	(690)	—	—	(690)	—	(690)
Cardinal pit development	(4,009)	—	—	(4,009)	—	(4,009)
Land acquisitions	—	(460)	—	(460)	—	(460)
Other	—	(294)	—	(294)	—	(294)
Underground development	—	—	(4,559)	(4,559)	—	(4,559)
National power grid connection	—	—	(1,408)	(1,408)	—	(1,408)

Sustaining capital expenditures	23,262	6,269	13,404	42,935	681	43,616

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the unaudited condensed interim consolidated financial statements for the three months ended September 30, 2021:

	For the three months ended September 30, 2021
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine exploration	2,096	1,446	1,257	4,799	1,840	6,639
Regional exploration	(2,096)	—	(223)	(2,319)	(1,840)	(4,159)

Sustaining mine exploration	—	1,446	1,034	2,480	—	2,480

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis for the three months ended September 30, 2020:

	For the three months ended September 30, 2020
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$

Production costs	54,531	30,698	19,663	—	104,892	12,531	117,423
Royalties and production taxes	24,830	5,162	3,553	—	33,545	1,180	34,725
Corporate administration	1,270	1,272	970	5,258	8,770	445	9,215
Share-based payments – RSUs/DSUs/PSUs(1)	—	—	—	2,302	2,302	—	2,302
Community relations	390	134	166	—	690	—	690
Reclamation liability accretion	55	72	44	—	171	—	171
Realized losses on derivative contracts	573	660	323	—	1,556	—	1,556
Sustaining lease expenditures	166	347	575	177	1,265	—	1,265
Sustaining capital expenditures(2)	7,466	9,827	16,774	—	34,067	2,295	36,362
Sustaining mine exploration(2)	4,113	2,124	558	—	6,795	268	7,063

Total all-in sustaining costs	93,394	50,296	42,626	7,737	194,053	16,719	210,772

Gold sold (ounces)	159,800	46,900	46,500	—	253,200	15,339	268,539

All-in sustaining cost per ounce ($/ gold ounce sold)	584	1,072	917	—	766	1,090	785
(1) Included as a component of Share-based payments on the Statement of operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements for the three months ended September 30, 2020:

	For the three months ended September 30, 2020
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine capital expenditures	29,186	10,132	19,044	58,362	2,295	60,657
Mine expansion equipment	(9,799)	—	—	(9,799)	—	(9,799)
Plant expansion	(10,665)	—	—	(10,665)	—	(10,665)
Solar plant	(965)	—	—	(965)	—	(965)
Other	(291)	(81)	(219)	(591)	—	(591)
Land acquisitions	—	(224)	—	(224)	—	(224)
Underground development	—	—	(2,051)	(2,051)	—	(2,051)

Sustaining capital expenditures	7,466	9,827	16,774	34,067	2,295	36,362
The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the unaudited condensed interim consolidated financial statements for the three months ended September 30, 2020:

	For the three months ended September 30, 2020
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine exploration	4,113	2,217	698	7,028	268	7,296
Regional exploration	—	(93)	(140)	(233)	—	(233)

Sustaining mine exploration	4,113	2,124	558	6,795	268	7,063

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis for the nine months ended September 30, 2021:

	For the nine months ended September 30, 2021
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$

Production costs	195,873	108,510	70,312	—	374,695	41,534	416,229
Royalties and production taxes	58,027	18,348	7,976	—	84,351	3,147	87,498
Corporate administration	5,265	1,857	3,818	20,085	31,025	1,878	32,903
Share-based payments – RSUs/DSUs/PSUs(1)	—	—	—	8,684	8,684	—	8,684
Community relations	1,054	73	1,042	—	2,169	—	2,169
Reclamation liability accretion	355	431	271	—	1,057	—	1,057
Realized gains on derivative contracts	(3,102)	(3,342)	(1,561)	—	(8,005)	—	(8,005)
Sustaining lease expenditures	445	1,014	121	1,044	2,624	—	2,624
Sustaining capital expenditures(2)	41,271	18,217	41,375	—	100,863	2,209	103,072
Sustaining mine exploration(2)	7,227	3,848	2,503	—	13,578	—	13,578

Total all-in sustaining costs	306,415	148,956	125,857	29,813	611,041	48,768	659,809

Gold sold (ounces)	396,750	181,641	110,660	—	689,051	43,935	732,986

All-in sustaining cost per ounce ($/ gold ounce sold)	772	820	1,137	—	887	1,110	900
(1) Included as a component of Share-based payments on the Statement of operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements for the nine months ended September 30, 2021:

	For the nine months ended September 30, 2021
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine capital expenditures	54,078	20,365	59,337	133,780	2,209	135,989
Solar plant	(8,798)	—	—	(8,798)	—	(8,798)
Cardinal pit development	(4,009)	—	—	(4,009)	—	(4,009)
Land acquisitions	—	(1,488)	—	(1,488)	—	(1,488)
Other	—	(660)	—	(660)	—	(660)
Underground development	—	—	(14,479)	(14,479)	—	(14,479)
National power grid connection	—	—	(3,483)	(3,483)	—	(3,483)

Sustaining capital expenditures	41,271	18,217	41,375	100,863	2,209	103,072

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the unaudited condensed interim consolidated financial statements for the nine months ended September 30, 2021:

	For the nine months ended September 30, 2021
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine exploration	9,323	3,871	2,846	16,040	3,382	19,422
Regional exploration	(2,096)	(23)	(343)	(2,462)	(3,382)	(5,844)

Sustaining mine exploration	7,227	3,848	2,503	13,578	—	13,578
The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis for the nine months ended September 30, 2020:

	For the nine months ended September 30, 2020
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$

Production costs	142,852	93,909	56,674	—	293,435	25,645	319,080
Royalties and production taxes	66,923	14,133	9,454	—	90,510	2,182	92,692
Corporate administration	3,576	2,385	3,242	17,817	27,020	2,046	29,066
Share-based payments – RSUs/DSUs/PSUs(1)	—	—	—	7,627	7,627	—	7,627
Community relations	2,133	563	2,220	—	4,916	—	4,916
Reclamation liability accretion	271	266	203	—	740	—	740
Realized losses on derivative contracts	1,896	2,024	1,017	—	4,937	—	4,937
Sustaining lease expenditures	553	1,065	770	522	2,910	—	2,910
Sustaining capital expenditures(2)	38,001	18,906	38,568	—	95,475	3,365	98,840
Sustaining mine exploration(2)	9,154	5,752	1,516	—	16,422	760	17,182

Total all-in sustaining costs	265,359	139,003	113,664	25,966	543,992	33,998	577,990

Gold sold (ounces)	477,300	137,300	135,200	—	749,800	31,191	780,991

All-in sustaining cost per ounce ($/ gold ounce sold)	556	1,012	841	—	726	1,090	740
(1) Included as a component of Share-based payments on the Statement of operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements for the nine months ended September 30, 2020:

	For the nine months ended September 30, 2020
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine capital expenditures	155,659	19,422	41,696	216,777	3,365	220,142
Mine expansion equipment	(57,759)	—	—	(57,759)	—	(57,759)
Plant expansion	(39,388)	—	—	(39,388)	—	(39,388)
Solar plant	(18,751)	—	—	(18,751)	—	(18,751)
Other	(1,760)	(130)	(234)	(2,124)	—	(2,124)
Land acquisitions	—	(386)	—	(386)	—	(386)
Underground development	—	—	(2,894)	(2,894)	—	(2,894)

Sustaining capital expenditures	38,001	18,906	38,568	95,475	3,365	98,840

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the unaudited condensed interim consolidated financial statements for the nine months ended September 30, 2020:

	For the nine months ended September 30, 2020
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine exploration	9,154	5,845	1,721	16,720	760	17,480
Regional exploration	—	(93)	(205)	(298)	—	(298)

Sustaining mine exploration	9,154	5,752	1,516	16,422	760	17,182

Adjusted net income and adjusted earnings per share - basic
Adjusted net income and adjusted earnings per share – basic are non-IFRS measures that do not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. The Company defines adjusted net income as net income attributable to shareholders of the Company adjusted for non-recurring items and also significant recurring non-cash items. The Company defines adjusted earnings per share – basic as adjusted net income divided by the basic weighted number of common shares outstanding.
Management believes that the presentation of adjusted net income and adjusted earnings per share - basic is appropriate to provide additional information to investors regarding items that we do not expect to continue at the same level in the future or that management does not believe to be a reflection of the Company's ongoing operating performance. Management further believes that its presentation of these non-IFRS financial measures provide information that is useful to investors because they are important indicators of the strength of our operations and the performance of our core business. Accordingly, it is intended to provide additional information and should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently. In order to improve comparability with other senior gold producers, effective September 30, 2020, the Company no longer adjusts for share-based payments expense. Prior periods have been updated to reflect this change.
A reconciliation of net income to adjusted net income as extracted from the unaudited condensed interim consolidated financial statements is set out in the table below:

	Three months ended		Nine months ended
	September 30,		September 30,
	2021	2020	2021	2020
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Net income attributable to shareholders of the Company for the period:	123,110	262,868	283,122	459,601
Adjustments for non-recurring and significant recurring non-cash items:
Reversal of impairment of long-lived assets	—	(174,309)	—	(174,309)
Write-down of mineral property interests	—	11,047	—	11,047
COVID-19 relief donations	—	—	—	2,752
Unrealized (gains) losses on derivative instruments	(2,532)	(1,185)	(17,076)	2,823
Non-cash modification of Calibre receivable	—	(743)	—	(54)
Deferred income tax expense	2,172	63,505	5,560	66,302

Adjusted net income attributable to shareholders of the Company for the period	122,750	161,183	271,606	368,162

Basic weighted average number of common shares outstanding (in thousands)	1,054,747	1,046,973	1,053,127	1,040,911

Adjusted net earnings attributable to shareholders of the Company per share–basic ($/share)	0.12	0.15	0.26	0.35

SUMMARY OF QUARTERLY RESULTS

	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
	2021	2021	2020	2020	2020	2020	2020	2019
Gold revenue ($ in thousands)	510,859	362,990	362,302	479,525	487,166	441,939	380,298	313,659
Net income for the period ($ in thousands)	134,871	73,982	98,832	174,405	277,039	137,961	83,008	182,413
Earnings per share (1) – basic ($)	0.12	0.07	0.09	0.16	0.25	0.12	0.07	0.17
Earnings per share (1) – diluted ($)	0.12	0.06	0.09	0.16	0.25	0.12	0.07	0.17
Cash (used) provided by operating activities ($ in thousands)	320,283	(8,316)	145,854	196,690	300,762	238,089	216,213	144,905
Gold sold, excluding discontinued operations (ounces)	286,650	200,071	202,330	256,655	253,200	257,100	239,500	211,800
Average realized gold price ($/ ounce)	1,782	1,814	1,791	1,868	1,924	1,719	1,588	1,481
Gold produced, excluding discontinued operations (ounces)	295,723	197,380	205,643	256,319	248,733	239,574	250,632	228,406
Gold produced, total including discontinued operations and Calibre Equity Investment (ounces)	310,261	211,612	220,644	270,469	263,813	241,593	264,862	245,140
Cash operating costs (2) ($/ gold ounce sold)	482	675	582	461	437	383	405	479
Total cash costs (2) ($/ gold ounce sold)	596	794	709	578	567	498	516	579
All-in sustaining costs (2) ($/ gold ounce sold)	795	1,016	932	926	785	712	721	882
Adjusted net income (1)(2)(3) ($ in thousands)	122,750	51,866	96,990	146,729	161,183	111,690	95,289	65,116
Adjusted earnings per share (1)(2)(3) – basic ($)	0.12	0.05	0.09	0.14	0.15	0.11	0.09	0.06
(1) Attributable to the shareholders of the Company.
(2) Non-IFRS Measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.
(3) Previous periods have been adjusted to reflect the removal of the adjustment for share-based payments expense, refer to “Non-IFRS Measures”.

Quarterly gold revenue throughout the eight quarters is a function of quarterly production levels, the timing of bullion shipments and changes in average realized gold price while cash flows from operating activities are also impacted by cash operating costs of each quarter and changes in working capital, including the timing of tax payments, in addition to the factors noted for gold revenue. The net income in the fourth quarter of 2019 reflects an impairment reversal of $70 million related to the Masbate Mine, net of deferred income tax expense and the gain on sale of Nicaraguan Assets of $40 million. The net income in the third quarter of 2020 reflects an impairment reversal of $122 million related to the Masbate Mine, net of deferred income tax and the recognition of a deferred income tax liability of $24 million related to future withholding tax expected to be incurred on retained earnings the Company is planning to repatriate from its foreign subsidiaries.

SUMMARY AND OUTLOOK
The Company is pleased with its third quarter and first nine months of 2021 gold production results. Based on a strong first nine months of 2021, the Company has increased its total gold production guidance to between 1,015,000 and 1,055,000 ounces (including 50,000 to 60,000 attributable ounces projected from Calibre) (original guidance was between 970,000 and 1,030,000 ounces). For full-year 2021, the Company’s total consolidated cash operating costs are expected to be in the guidance range of between $500 and $540 per ounce and total consolidated all-in sustaining costs to be at the upper-end of the Company's guidance range of between $870 and $910 per ounce. The Company is still forecasting to meet its total consolidated cost per ounce guidance ranges even in the current inflationary cost environment, reflecting to how well the Company's operating mines and their management teams have performed and continue to perform in 2021.

Due to the Company's strong net positive cash position, strong operating results and the current higher gold price environment, B2Gold’s quarterly dividend rate is expected to be maintained at $0.04 per common share (or an annualized rate of $0.16 per common share), one of the highest dividend yields in the gold sector.

The Company also continues to advance its development projects while at the same time reviewing its portfolio and divesting non-core assets which it determines do not meet the Company's investment criteria. Work continues on the Gramalote Project and based on a review of the feasibility study work to date, B2Gold believes that there is strong potential for a more robust project and has recently agreed a revised 2021 budget with its 50% joint venture partner, AngloGold, to advance the scope of planned feasibility study work and for additional infill drilling of the inferred portion of the Gramalote Mineral Resource and further drilling of the Trinidad deposit. Completion of the Gramalote feasibility study is now scheduled for the second quarter of 2022 as a result of an increase in planned drilling and the impact of ongoing COVID-19 restrictions. On October 25, 2021, the Company entered into an agreement with WAF to sell the Company's 81% interest in the Kiaka Project in Burkina Faso for a combination of cash, WAF shares and production royalties. This allows the Company to both monetize its investment in Kiaka to-date while at the same time benefit from the future development of the project.

Following a very successful year for exploration in 2020, B2Gold is conducting an aggressive exploration campaign in 2021 with a budget of approximately $66 million (excluding the Gramalote Project). Exploration is focused predominantly in Mali, other operating mine sites in Namibia and the Philippines and grassroots exploration programs around the world. Many years of target generation and pursuing opportunities in prospective gold regions have culminated in the Company allocating a record $25 million in 2021 to high quality targets for its grassroots exploration programs, including several new regions. This is evidenced by recent positive exploration drill results at the Company's joint venture in Finland.

In Mali, notwithstanding the commencement of arbitration proceedings related to the renewal of the Menankoto Permit, the Company is committed to continuing its ongoing discussions with the Malian Government to resolve the issue and remains optimistic that the renewal dispute can be resolved over the course of the next few months. Since the Company commenced its investment in Mali, B2Gold has always enjoyed a positive and mutually beneficial relationship with the Government of Mali.

The Company's ongoing strategy is to continue to maximize profitable production from its mines, further advance its pipeline of development and exploration projects, evaluate new exploration, development and production opportunities and continue to pay an industry leading dividend yield.
OUTSTANDING SHARE DATA
At November 2, 2021, 1,055,584,594 common shares were outstanding. In addition, there were approximately 33.7 million stock options outstanding with exercise prices ranging between Cdn.$2.94 to Cdn.$8.53 per share, approximately 3.6 million RSUs outstanding and approximately 3.1 million PSUs outstanding.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Production results and production guidance presented in this MD&A reflect the total production at the mines B2Gold operates on a 100% basis. Please see our most recent Annual Information Form for a discussion of our ownership interest in the mines B2Gold operates. In respect of La Libertad and El Limon mines, production is presented on a 100% basis for the period up until October 14, 2019 and on a 33% basis thereafter (to reflect B2Gold's current approximate interest in Calibre).

This MD&A includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, and capital costs (sustaining and non-sustaining) and operating costs, including projected cash operating costs and all-in sustaining costs, and budgets on a consolidated and mine by mine basis; the impact of the COVID-19 pandemic on B2Gold's operations, including any restrictions or suspensions with respect to our operations and the effect of any such restrictions or suspensions on our financial and operational results; the ability of the Company to successfully maintain our operations if they are temporarily suspended, and to restart or ramp-up these operations efficiently and economically, the impact of COVID-19 on the Company's workforce, suppliers and other essential resources and what effect those impacts, if they occur, would have on our business, our planned capital and exploration expenditures; future or estimated mine life, metal price assumptions, ore grades or sources, gold recovery rates, stripping ratios, throughput, ore processing; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of B2Gold; and including, without limitation: B2Gold remaining well positioned for continued strong operational and financial performance for 2021; projected gold production, cash operating costs and all-in sustaining costs on a consolidated and mine by mine basis in 2021, including production being weighted heavily to the second half of 2021; total consolidated gold production of between 1,015,000 and 1,055,000 ounces in 2021 with cash operating costs of between $500 and $540 per ounce and all-in sustaining costs expected to be at the upper end of the guidance range of $870 to $910 per ounce; the ability of the Fekola mill to run above the annualized throughput rate of 7.5 Mtpa, including maintaining a rate of 8.3 Mtpa for 2021 and average approximately 9.0 Mtpa for the life of mine; the Bantako North permit area providing saprolite material for 1.5 to 2 years to feed the Fekola mill commencing in 2022 subject to obtaining all necessary permits and completion of a final mine plan; the potential upside from the Cardinal resource area and the ability to produce an average of 60,000 ounces per year over the next 6 to 8 years; the development of the Wolfshag underground mine at Otjikoto, including the results of such development and the costs and timing thereof; stope ore production at the Wolfshag underground mine at Otjikoto commencing in early 2022; the total cash income tax payments of $380 million in 2021; the Company’s position that Menankoto is entitled to a renewal of the Menankoto Permit under applicable law and its intention to pursue all available legal remedies to resolve the issue; the results of the feasibility work completed to date on the Gramalote Project, including the economic analysis, and the Company’s belief regarding the potential for a more robust project and further optimization; the delivery of a final feasibility study for the Gramalote Project by the end of the second quarter of 2022, and the results thereof; the potential payment of future dividends, including the timing and amount of any such dividends, and the expectation that quarterly dividends will be maintained at the same level; the availability of the RCF for future drawdowns; and B2Gold's attributable share at El Limon and La Libertad. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could",

"should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks associated with or related to: the duration and extent of the COVID-19 pandemic, the effectiveness of preventative measures and contingency plans put in place by the Company to respond to the COVID-19 pandemic, including, but not limited to, social distancing, a non-essential travel ban, business continuity plans, and efforts to mitigate supply chain disruptions; escalation of travel restrictions on people or products and reductions in the ability of the Company to transport and refine doré; the volatility of metal prices and B2Gold's common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold's feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold's operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines and Colombia and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally, including in response to the COVID-19 outbreak; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold's operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold's reputation; risks affecting Calibre having an impact on the value of the Company's investment in Calibre, and potential dilution of our equity interest in Calibre; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form, B2Gold's current Form 40-F Annual Report and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedar.com and www.sec.gov, respectively (the "Websites"). The list is not exhaustive of the factors that may affect B2Gold's forward-looking statements.

B2Gold's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold's ability to carry on current and future operations, including: the duration and effects of COVID-19 on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold's ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold's forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

CAUTIONARY STATEMENT REGARDING MINERAL RESERVE AND RESOURCE ESTIMATES

The disclosure in this MD&A was prepared in accordance with Canadian National Instrument 43-101 (“NI 43-101”), which differs significantly from the requirements of the SEC, and resource and reserve information contained or referenced in this MD&A may not be comparable to similar information disclosed by public companies subject to the technical disclosure requirements of the SEC. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

QUALIFIED PERSONS

Bill Lytle, Senior Vice President of Operations, a qualified person under National Instrument 43-101, has reviewed and approved the disclosure of all scientific and technical information related to operational matters contained in this MD&A. Tom Garagan, Senior Vice President of Exploration, a qualified person under NI 43-101, has approved the scientific and technical information regarding exploration matters contained in this MD&A.